Securities Act Registration No. 333-216601
Investment Company Act Registration No. 811-23236

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☐

⌧ Pre-Effective Amendment No. 2
☐ Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☐

⌧ Amendment No. 2

(Check appropriate box or boxes.)

Second Nature Series Trust
(Exact Name of Registrant as Specified in Charter)

8000 Town Centre Drive, Suite 400
Broadview Heights, OH 44147
(Address of Principal Executive Offices)(Zip Code)

Registrant's Telephone Number, including Area Code: **(440) 922-0066**

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, Ohio 43215
614-469-3265 (phone)
614-469-3361 (fax)

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

It is proposed that this filing will become effective:
☐ Immediately upon filing pursuant to paragraph (b)

☐ On (date) pursuant to paragraph (b)
☐ 60 days after filing pursuant to paragraph (a)(1)
☐ On (date) pursuant to paragraph (a)(1)
☐ 75 days after filing pursuant to paragraph (a)(2)
☐ On (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

~~Childhood Expenditures~~Second Nature Thematic Growth Fund
Class A Shares (CEGSX)
Class I Shares (CEGYX)

PROSPECTUS

~~February~~ April [_], 2018

Adviser: *Sub-Adviser:*
Second Nature Investments, LLC   KBK Capital Management, LLC
8387 E. Twisted Leaf Dr.   55 SE 2nd Avenue
Gold Canyon, Arizona 85118   Delray Beach, Florida 33444

www.mutualss.com   Toll Free: 1-888-727-3301

This Prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

FUND SUMMARY

Investment Objective: Long-term capital appreciation.

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in **How to Purchase Shares** on page 9 of the Fund's Prospectus and in **Purchase, Redemption and Pricing of Shares** on page 41 of the Fund's Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None
Maximum Deferred Sales Charge (Load) (as a % of the original purchase price)	None	None
Redemption Fee	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		
Management Fees	0.99%	0.99%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses [1]	0.55%	0.55%
Acquired Fund Fees and Expenses [2]	0.02%	0.02%
Total Annual Fund Operating Expenses	1.81%	1.56%
Fee Waiver and Expense Reimbursement [3]	(0.04)%	(0.04)%
Total Annual Fund Operating Expenses After Fee Waiver	1.77%	1.52%

(1) Other Expenses are estimated for the current fiscal year.
(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds. The amounts reflected are based on estimated expenses for the current fiscal year.
(3) The Fund's investment adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until December 31, 2018 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (exclusive of any taxes, interest, brokerage commissions, dividend expense on securities sold short, acquired fund fees and expenses, or litigation expenses or reorganization costs) will not exceed 1.75% and 1.50% of average daily net assets attributable to Class A and Class I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years from the date the adviser waived any payment or reimbursed any expense, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment, after the recoupment is taken into account. Any recoupments would be limited to either (1) the expense cap in effect at the time of waiver, or (2) the expense cap in effect at the time of recapture, whichever is less. These agreements may be terminated only by the Trust's Board of Trustees, on 60 days' written notice to the adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
A	$745	$1,108
I	$155	$489

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.

Principal Investment Strategies: The Fund seeks to achieve its investment objective by investing ~~primarily~~ in domestic common stocks of any market capitalization of growth companies that benefit from consumers' expenditures for products and services to protect, feed, transport, clothe, educate and provide for the physical, mental and emotional health of their children.~~ from birth to age 18 ("Childhood Expenditures").~~"""""""" The adviser delegates execution of the Fund's investment strategy to a sub-adviser. The sub-adviser selects 30-50 companies from the Russell 3000 Index. The sub-adviser evaluates each security in the four distinct stages of the U.S. business cycle, i.e., economic recovery cycle, mid-economic cycle slowdown, mid-economic cycle acceleration and contraction. The sub-adviser uses its judgment, based on its expertise, to rank these stocks on specific, quantitative characteristics. The sub-adviser holds stocks that rank in the 25th percentile or higher of the sub-adviser's ranking system for the current business cycle because the sub-adviser expects those stocks to continue outperforming the broader market during that business cycle. A stock's ranking will vary depending on the business cycle. The sub-adviser cannot guarantee that the stocks will perform according to the sub-adviser's expectations. The sub-adviser sells securities in each business cycle when they fall below the 25th percentile of the sub-adviser's ranking system.~~ or no longer benefit from Childhood Expenditures.~~ The Fund may also invest up to 10% of its assets in for-profit education companies~~ in the for-profit education sector~~.

Principal Investment Risks: As with all mutual funds, there is the risk that you could lose money through your investment in the Fund. The Fund is not intended to be a complete investment program. Many factors affect the Fund's net asset value and performance.

- *Growth Risk:* "Growth" stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. The stocks of such companies can therefore be subject to more abrupt or erratic market movements than stocks of larger, more established companies or the stock market in general.

- ~~*Childhood Expenditures Model Risk:* Like all quantitative analysis, the sub-adviser's investment model carries a risk that the model might be based on one or more incorrect assumptions. Technological advances and product innovations may cause the demand for certain products and services to decrease, or render those products and services obsolete.~~

- *Limited History of Operations:* The Fund is a new mutual fund and has a limited history of operations for investors to evaluate. Investors bear the risk that the Fund may not be able to implement its investment strategies or attract sufficient assets.

- *Management Risk:* The sub-adviser's reliance on its growth strategy and judgments about the attractiveness, value and potential appreciation of particular securities may prove to be

incorrect and may not produce the desired results. The adviser's judgment of the sub-adviser's investment skill may prove incorrect and the sub-adviser may not produce the desired results.

- ~~*Childhood Expenditures Model Risk:* Like all quantitative analysis, the sub-adviser's investment model carries a risk that the model might be based on one or more incorrect assumptions. Technological advances and product innovations may cause the demand for certain products and services to decrease, or render those products and services obsolete.~~

- ~~*Market Risk:* Overall equity securities market risks affect the value of the Fund. Domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.~~

- ~~*New Adviser Risk:* The adviser and sub-adviser have no prior experience managing a mutual fund.~~

- ~~*Small and Medium Capitalization Stock Risk:* The earnings and prospects of small and medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small and medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.~~

- ~~*Sector Risk.* Sector risk is the possibility that securities within the same economic sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector~~

- *Market Risk:* Overall equity securities market risks affect the value of the Fund. Domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.

- *Model Risk:* Like all quantitative analysis, the sub-adviser's investment model carries a risk that the model might be based on one or more incorrect assumptions. Technological advances and product innovations may cause the demand for certain products and services to decrease, or render those products and services obsolete.

- *New Adviser Risk:* The adviser and sub-adviser have no prior experience managing a mutual fund.

- *Small and Medium Capitalization Stock Risk:* The earnings and prospects of small and medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small and medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

- *Sector Risk.* Sector risk is the possibility that securities within the same economic sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector

- *Financial Sector Risk:* The Fund invests in~~'s investments are exposed to issuers~~ companies involved in banking, thrifts and mortgage finance, ~~specialized finance~~ financing for businesses focused on the production of a limited scope of products or services to gain greater economic advantage or efficiency over competitors, consumer finance and insurance. The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition. Companies within the Financial Sector are subject to extensive government regulation, which may limit the financial commitments they can make the interest rates and fees they can charge. Profitability can fluctuate when interest rates change or due to increased competition.

- *For-Profit Education Company~~Sector~~ Risk:* The Fund invests in~~'s investments are exposed to companies operating in~~ higher education and education technology companies. Companies within this sector are subject to significant government influence and can be impacted by changes in legislation and political sentiment. Additionally, changes in demographics and consumer preferences could have negative impacts on the growth and profitability of the companies in this sector.

- *Real Estate Sector Risk:* The Fund~~'s investments are exposed to~~ invests in ~~securities of companies operating in~~ residential real estate development and operation companies. The Fund~~'s investments are also exposed to securities of~~ invests in companies offering real estate related services and real estate investment trusts ("REITs"). The performance of these companies have historically been cyclical and particularly sensitive to the overall economy and market changes, including declines in the value of real estate or, conversely, saturation of the real estate market, economic downturns and defaults by borrowers or tenants during such periods, increases in competition, possible lack of mortgage funds or other limits to accessing the credit or capital markets, and changes in interest rates.

- *Retail Sector Risk:* The Fund invests in~~'s investments are exposed to issuers~~ companies in the retail sector. The retailing industry is highly competitive and a company's financial success can be tied to its ability to anticipate changing consumer tastes.

- *Telecommunication Services Sector Risk:* The Fund invests in companies~~'s investments are exposed to issuers~~ that provide communications services primarily through a fixed-line, cellular or wireless, high bandwidth or fiber optic cable network. The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition.

Performance: Because the Fund has only recently commenced investment operations, no performance information is presented for the Fund at this time. In the future, performance information will be presented in this section of this Prospectus. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually. Updated performance information will be available at no cost by visiting www.mutualss.com or by calling 1-888-727-3301.

Investment Adviser: Second Nature Investments, LLC ("Adviser")

Sub-Adviser: KBK Capital Management, LLC ("Sub-Adviser")

Portfolio Managers: Kevin Bush and Bhavana Khanna, Managing Principals of the Sub-Adviser, are jointly and primarily responsible for managing the Fund on a day to day basis and have served the Fund as its Portfolio Managers since it commenced operations in 2017.

Purchase and Sale of Fund Shares: The investment minimums for the Fund are:

Class	Initial Investment		Subsequent Investment	
	Regular Account	Retirement Account	Regular Account	Retirement Account
A	$1,000	$1,000	$100	$100
I	$10,000	$10,000	$100	$100

The Fund reserves the right to waive any investment minimum. You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange ("NYSE") is open. Redemption requests may be made in writing, by telephone, or through a financial intermediary and will be paid by ACH (Automated Clearing House, which is an electronic network for financial transactions in the United States), check or wire transfer.

Tax Information: Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through an IRA or 401(k) plan. However, these dividend and capital gain distributions may be taxable upon their eventual withdrawal from tax-deferred plans.

Payments to Broker-Dealers and Other Financial Intermediaries: If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective: The Fund seeks long-term capital appreciation.

The Fund's investment objective may be changed by the Trust's Board of Trustees upon 60 days' written notice to shareholders.

Principal Investment Strategies:

The Fund seeks to achieve its investment objective by investing primarily in 30-50 domestic common stocks of any market capitalization of growth companies that benefit from ~~Childhood Expenditures, i.e.,~~ consumer<u>s'</u> expenditures for products and services to protect, feed, transport, clothe, educate and provide for the physical, mental and emotional health of <u>their</u> children ~~from birth to age 18~~. ~~These Childhood Expenditures are the expenses identified by the U.S. Department of Agriculture in its biennial report "Expenditures on Children by Families" (the "USDA Report"), namely, expenses on housing, food, transportation, clothing, health care, child care and education, and miscellaneous (personal care, entertainment and reading materials), as the most common expenses parents have for their children.~~ The Fund defines growth companies as those that are earning annual revenue

5

faster than other companies in their field or the economy as a whole based on earnings per share. The Adviser delegates execution of the Fund's investment strategy to the Sub-Adviser.

The Sub-Adviser monitors earning data and economic trends ~~of Childhood Expenditures~~ on the Russell 3000 Index for each of the following four stages of the business cycle: economic recovery cycle, mid-economic cycle slowdown, mid-economic cycle acceleration and contraction. Stocks are sold in each business cycle when they no longer rank in the 25th percentile or higher of the Sub-Adviser's ranking system. The Sub-Adviser's ranking system evaluates stocks based on the following four factors that influence how the investment will perform:

- Value: Is the stock price inexpensive based on price to earnings ratios?
- Momentum: Does the stock have potential for higher returns based on recent stock price trends?
- Quality: Is the stock from a well-established company, based on earnings and the company balance sheet?
- Defensive: Does the stock have large market capitalization, higher than average dividend yield and less than average stock market sensitivity?

The Sub-Adviser's ranking system places more emphasis on one or more factors based on the Sub-Adviser's assessment of the importance of the factor in the current business cycle. The Sub-Adviser cannot guarantee that the stocks will perform according to the Sub-Adviser's expectations.

Principal Investment Risks:

- *Growth Risk:* "Growth" stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. "Growth" stocks also tend to be more expensive relative to their earning or assets compared to other types of stocks. As a result, "growth" stocks tend to be sensitive to changes in their earning and more volatile in price than the stock market as a whole. In addition, companies that the Adviser believes have significant growth potential are often companies with new, limited or cyclical product lines, markets or financial resources and the management of such companies may be dependent upon one of a few key people. The stock of such companies can therefore by subject to more abrupt or erratic market movements than stocks of larger, more established companies or the stock market in general.

- ~~*Childhood Expenditure Strategy Risk:* Like all quantitative analysis, the Sub-Adviser's investment model carries a risk that the proprietary ranking system and valuation model used might be based on one or more incorrect assumptions. Rapidly changing and unforeseen market dynamics could also lead to a decrease in short term effectiveness of the Sub-Adviser's model. Technological advances and product innovations may replace certain Childhood Expenditures or render them obsolete. No assurance can be given that the Fund will be successful under all or any market conditions.~~

- *Limited History of Operations:* The Fund is a new mutual fund and has a limited history of operations for investors to evaluate. Investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategies, may be unable to implement certain of its investment strategies or may fail to attract sufficient assets, any of which could result in the Fund being liquidated and terminated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation. Mutual funds and their advisers are subject to restrictions and limitations imposed by the

Investment Company Act of 1940, as amended (the "1940 Act"), and the Internal Revenue Code that do not apply to the management of individual and institutional accounts. As a result, the Adviser and Sub-Adviser may not achieve the intended result in managing the Fund.

- *Management Risk:* The Sub-Adviser's reliance on its strategy and its judgments about the value and potential appreciation securities in which the Fund invests may prove to be incorrect, including allocation of the Fund's portfolio among its investments. The ability of the Fund to meet its investment objective is directly related to the Sub-Adviser's proprietary investment process. The Sub-Adviser's assessment of the relative value of securities, their attractiveness and potential appreciation of particular investments in which the Fund invests may prove to be incorrect and there is no guarantee that the Sub-Adviser's investment strategy will produce the desired results.

- *Market Risk:* Overall equity market risk, including volatility, may affect the value of individual instruments in which the Fund invests. Domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets. When the value of the Fund's investments goes down, your investment in the Fund decreases in value and you could lose money.

- *Model Risk:* Like all quantitative analysis, the Sub-Adviser's investment model carries a risk that the proprietary ranking system and valuation model used might be based on one or more incorrect assumptions. Rapidly changing and unforeseen market dynamics could also lead to a decrease in short term effectiveness of the Sub-Adviser's model. Technological advances and product innovations may replace certain products and services or render them obsolete. No assurance can be given that the Fund will be successful under all or any market conditions.

- *New Adviser Risk:* The Adviser and Sub-Adviser have no prior experience managing a mutual fund. Mutual funds and their advisers are subject to restrictions and limitations imposed by the 1940 Act and the Internal Revenue Code that do not apply to management of individual and institutional accounts. As a result, investors cannot judge the Adviser or Sub-Adviser by a mutual fund-specific track record and they may not achieve its intended result in managing the Fund.

- *Small and Medium Capitalization Stock Risk:* The earnings and prospects of small and medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small and medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

- *Sector Risk.* Another area of risk involves the potential focus of the Fund's assets in securities of a particular sector. Sector risk is the possibility that securities within the same economic sector will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund's share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries. Additionally, some sectors could be subject to greater government regulation than other sectors. Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors. The sectors in which the Fund may invest, directly or indirectly, will vary.

  - *Financial Sector Risk:* The Fund invests in's investments are exposed to issuers companies involved in banking, thrifts and mortgage finance, financing for businesses focused on the production of a limited scope of products or services to gain greater economic advantage or efficiency over competitors,specialized finance, consumer finance and insurance.   The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition. Companies within the Financial Sector are subject to extensive government regulation, which may limit the financial commitments they can make the interest rates and fees they can charge. Profitability can fluctuate when interest rates change or due to increased competition.   Additionally, deterioration of the credit markets generally may cause an adverse impact in the U.S. and international credit and interbank money markets, thereby affecting a wide range of financial institutions and markets.   Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector.

- *For-Profit Education CompanySector Risk:*   The Fund invests in's investments are exposed to companies operating in higher education and education technology companies.   The performance of these companies are subject to intense competition domestically and internationally, and could be dependent on intellectual property rights. Companies within this sector are subject to significant government influence and can be impacted by changes in legislation and political sentiment.   Additionally, changes in demographics and consumer preferences could have negative impacts on the growth and profitability of the companies in this sector.

- *Real Estate Sector Risk:* The Fund invests in 's investments are exposed to securities of companies operating in residential real estate development and operation companies. The Fund's investments are also exposed to securities of companies offering real estate related services and REITs. The performance of these companies have historically been cyclical and particularly sensitive to the overall economy and market changes, including declines in the value of real estate or, conversely, saturation of the real estate market, economic downturns and defaults by borrowers or tenants during such periods, increases in competition, possible lack of mortgage funds or other limits to accessing the credit or capital markets, and changes in interest rates. As the demand for, or prices of, real estate increase, the value of the Fund's investments generally would be expected to also increase.   Conversely, declines in the demand for, or prices of, real estate generally corresponds to a decline in the value of the Fund's investments.   Such declines may occur quickly and without warning.

- *Retail Sector Risk:*   The Fund invests in, and/or has exposure to, the securities of companies in the retail sector. Retail and related industries can be significantly affected by the performance of the domestic and international economy, consumer confidence and spending, intense competition, changes in demographics, and changing consumer tastes and preferences.   In addition, the retailing industry is highly competitive and a company's success can be tied to its ability to anticipate changing consumer tastes.

- *Telecommunications Sector Risk:*   The Fund invests in companies's investments are exposed to issuers that provide communications services primarily through a fixed-line, cellular or wireless, high bandwidth or fiber optic cable network. The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition. The prices of the securities in the Telecommunication Services Sector are closely tied to government regulation and market competition.   Recent industry consolidation trends may lead to increased regulation of companies operating in this sector.

Temporary Defensive Positions: To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments. These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements. While the Fund is in a temporary defensive position, it may not achieve its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds' advisory fees and operational fees. The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Portfolio Holdings Disclosure: A description of the Fund's policies regarding the release of portfolio holdings information is available in the Fund's Statement of Additional Information.

MANAGEMENT

Investment Adviser: Second Nature Investments, LLC, 8387 E. Twisted Leaf Dr., Gold Canyon, AZ 85118, serves as investment adviser to the Fund. Subject to the authority of the Board of Trustees, the Adviser is responsible for management of the Fund's investment portfolio. The Adviser is responsible for selecting the Fund's investments according to the Fund's investment objective, policies and restrictions. It was formed for the purpose of advising funds, individuals and businesses. As of the date of this Prospectus, the Fund is its sole client. Pursuant to an advisory agreement between the Fund and the Adviser, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to 0.99% of the Fund's average daily net assets.

The Adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until December 31, 2018 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (exclusive of any taxes, interest, brokerage commissions, dividend expense on securities sold short, acquired fund fees and expenses, or litigation expenses or reorganization costs) will not exceed 1.75% and 1.50% of average daily net assets attributable to Class A and Class I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within ~~the~~ three years ~~after which the fees have been waived or reimbursed,~~ from the date the adviser waived any payment or reimbursed any expense, if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of the recoupment, after the recoupment is taken into account~~and any then-current expense limit~~. These agreements may be terminated only by the Trust's Board of Trustees, on 60 days' written notice to the Adviser. Fee waiver and reimbursement arrangements can decrease the Fund's expenses and boost its performance.

Sub-Adviser: KBK Capital Management, LLC, 55 SE 2nd Avenue, Delray Beach, Florida 33444, serves as the Fund's investment sub-adviser. The Sub-Adviser is a limited liability company formed in 2016. It was formed for the purpose of advising funds and high net worth individuals. As of October 30, 2017 the Sub-Adviser had less than one million in assets under management. The Sub-Adviser is responsible for selecting the Fund's investments according to the Fund's investment objective, policies and restrictions, subject to supervision by the Adviser and Board of Trustees.

Pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser, the Sub-Adviser is entitled to receive, on a monthly basis, an annual advisory fee paid by the Adviser, not the Fund.

A discussion regarding the basis for the Board of Trustees' approval of the advisory agreement and sub-advisory agreement will be available in the Fund's first annual or semi-annual report to shareholders.

Portfolio Managers: The Fund is jointly and primarily managed on a day to day basis by Kevin Bush and Bhavana Khanna, Ph.D. The SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership in the Fund.

Mr. Bush has over fifteen years of investment management experience and more than nine years of executive management experience. In 2002, Mr. Bush joined Independent Portfolio Consultants ("IPC") in 2002 and created and managed IPC's unified managed account platform which grew to more than $300 million in assets under management under his direction. From 2008 to 2016, Mr. Bush was the Chief Investment Officer of Blue Shores Capital, where he developed and managed Blue Shores's proprietary money management services and oversaw the firm's investment process. Mr. Bush provided leadership to the firm's five investment professionals and under his guidance, Blue Shores managed several alternative investment strategies. From 2016 to the present, Mr. Bush has been Managing Principal at KBK Capital Management LLC. He has a B.A. in Economics and Political Science from Amherst College. Additionally, he is a Chartered Financial Analyst® charterholder and a Chartered Market Technician.

Dr. Khanna began her career with Merrill Lynch, first on the Foreign Exchange desk and then in the Debt Division where she marketed, structured and traded callable bonds and structured notes. She then became Director for the Maxim Group, heading up the firm's Government Sponsored Enterprise initiative. From 2012 to 2014, Dr. Khanna was the Chief Executive Officer of Udvesta Consulting LLC, a hedge fund marketing firm she founded in New York. Through Udvesta, Dr. Khanna developed an understanding of the unique challenges and opportunities faced by hedge funds and the Indian markets. From 2014 to 2015, she led the development of the CEDI Capital Markets India Private Capital and Foreign Direct Investment practice. From 2015 to 2016, she was the lead Portfolio Manager for Blue Shores' India Opportunity Fund, and focused on macro, fundamental and technical research on India. Since 2016, she has been Managing Principal at KBK Capital Management LLC. Dr. Khanna earned a B.S. from St. Stephen's College Delhi, a Masters from the University of Oxford and a Ph.D. from Cornell University.

HOW SHARES ARE PRICED

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of the Fund's shares is determined at 4:00 p.m. (Eastern Time) on each day the NYSE is open for business. NAV is computed by determining the aggregate market value of all assets of the Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV). The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily. The determination of NAV for a share class for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, the Fund's securities are valued each day at the last quoted sales price on each security's primary exchange. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. Securities primarily traded in the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the Adviser in accordance with procedures approved by the Board and evaluated by the Board as to the reliability of the fair value method used. In these cases, the Fund's NAV will reflect certain portfolio securities' fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. The fair value prices can differ from market prices when they become available or when a price becomes available. The Board has delegated execution of these procedures to a fair value team composed of one or more representatives from each of the (i) Trust, (ii) administrator, and (iii) Adviser. The team may also enlist a third-party audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

The Fund may use independent pricing services to assist in calculating the value of the Fund's securities. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. Because the Fund may invest in underlying exchange traded funds ("ETFs") which hold portfolio securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the underlying ETFs do not price their shares, the value of some of the Fund's portfolio securities may change on days when you may not be able to buy or sell Fund shares. In computing the NAV, the Fund values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund's portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund's fair value pricing guidelines. Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short term traders. The determination of fair value involves subjective judgments. As a result, using fair value to price a security may result in a price materially different from the prices used by other mutual funds to determine net asset value, or from the price that may be realized upon the actual sale of the security.

With respect to any portion of the Fund's assets that are invested in one or more open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"), each Fund's net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

HOW TO PURCHASE SHARES

Share Classes

This Prospectus describes two classes of shares offered by the Fund: Class A and Class I. The Fund offers these classes of shares so that you can choose the class that best suits your investment needs. Refer to the information below so that you can choose the class that best suits your investment needs. The main differences between each class are sales charges, ongoing fees and minimum investment. For information on ongoing distribution fees, see **Distribution Fees** on page 18 of this Prospectus. Each class of shares in the Fund represents interest in the same portfolio of investments within the Fund. There is no investment minimum on reinvested distributions and the Fund may change investment minimums at any time. The Fund reserves the right to waive sales charges, as described below. The Fund and the Adviser may each waive investment minimums at their individual discretion. Not all share classes may be available for purchase in all states.

Factors to Consider When Choosing a Share Class

When deciding which class of shares of the Fund to purchase, you should consider your investment goals, present and future amounts you may invest in the Fund, and the length of time you intend to hold your shares. To help you make a determination as to which class of shares to buy, please refer back to the examples of the Fund's expenses over time in the **Fees and Expenses of the Fund** section for the Fund in this Prospectus. You also may wish to consult with your financial adviser for advice with regard to which share class would be most appropriate for you.

Class A Shares

Class A shares are offered at the public offering price, which is net asset value per share plus the applicable sales charge. Class A shares pay up to 0.25% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services. Over time, fees paid under this distribution and service plan will increase the cost of a Class A shareholder's investment and may cost more than other types of sales charges. The sales charge varies, depending on how much you invest. There are no sales charges on reinvested distributions. You can also qualify for a sales charge reduction or waiver through a right of accumulation or a letter of intent if you are a U.S. resident. See the discussions of "Right of Accumulation" and "Letter of Intent" below. The Fund reserves the right to waive any load as described below. The following sales charges apply to your purchases of Class A shares of the Fund.

Amount Invested	Sales Charge as a % of Offering Price[1]	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $25,000	5.75%	6.10%	5.50%
$25,000 - $49,999	5.00%	5.26%	4.75%
$50,000 - $99,999	4.50%	4.71%	4.25%
$100,000 - $249,999	3.50%	3.63%	3.25%
$250,000 - $499,999	2.50%	2.56%	2.25%
$500,000 - $999,999	2.00%	2.04%	1.75%
$1,000,000 and above	1.00%	1.01%	1.00%

[1] Offering price includes the front-end sales load. The sales charge you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculations used to determine your sales charge.

How to Reduce Your Sales Charge

You may be eligible to purchase Class A shares at a reduced sales charge. To qualify for these reductions, you must notify the Fund's distributor, Arbor Court Capital, LLC (the "Distributor"), in writing and supply your account number at the time of purchase. You may combine your purchase with those of your "immediate family" (your spouse and your children under the age of 21) for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Rights of Accumulation: To qualify for the lower sales charge rates that apply to larger purchases of Class A shares, you may combine your new purchases of Class A shares with Class A shares of the Fund that you already own. The applicable initial sales charge for the new purchase is based on the total of your current purchase and the current value of all other Class A shares that you own. The reduced sales charge will apply only to current purchases and must be requested in writing when you buy your shares.

Shares of the Fund held as follows cannot be combined with your current purchase for purposes of reduced sales charges:

- Shares held indirectly through financial intermediaries other than your current purchase broker-dealer (for example, a different broker-dealer, a bank, a separate insurance company account or an investment adviser);

- Shares held through an administrator or trustee/custodian of an Employer Sponsored Retirement Plan (for example, a 401(k) plan) other than employer-sponsored IRAs; and

- Shares held directly in the Fund account on which the broker-dealer (financial adviser) of record is different than your current purchase broker-dealer.

Letters of Intent: Under a Letter of Intent ("LOI"), you commit to purchase a specified dollar amount of Class A shares of the Fund, with a minimum of $25,000, during a 13-month period. At your written request, Class A shares purchases made during the previous 90 days may be included. The amount you agree to purchase determines the initial sales charge you pay. If the full-face amount of the LOI is not invested by the end of the 13-month period, your account will be adjusted to the higher initial sales charge level for the amount actually invested. You are not legally bound by the terms of your LOI to purchase the amount of your shares stated in the LOI. The LOI does, however, authorize the Fund to hold in escrow 5% of the total amount you intend to purchase. If you do not complete the total intended purchase at the end of the 13-month period, the Fund's transfer agent will redeem the necessary portion of the escrowed shares to make up the difference between the reduced rate sales charge (based on the amount you intended to purchase) and the sales charge that would normally apply (based on the actual amount you purchased).

<u>Repurchase of Class A Shares</u>: If you have redeemed Class A shares of the Fund within the past 120 days, you may repurchase an equivalent amount of Class A shares of the Fund at NAV, without the normal front-end sales charge. In effect, this allows you to reacquire shares that you may have had to redeem, without repaying the front-end sales charge. You may exercise this privilege only once and must notify the Fund that you intend to do so in writing. The Fund must receive your purchase order within 120 days of your redemption. Note that if you reacquire shares through separate installments (e.g., through monthly or quarterly repurchases), the sales charge waiver will only apply to those portions of your repurchase order received within 120 days of your redemption.

Sales Charge Waivers

The sales charge on purchases of Class A shares is waived for certain types of investors, including:

- Current and retired directors and officers of the Fund sponsored by the Adviser or any of its subsidiaries, their families (*e.g.*, spouse, children, mother or father) and any purchases referred through the Adviser.

- Employees of the Adviser and their families, or any full-time employee or registered representative of the distributor or of broker-dealers having dealer agreements with the distributor (a "Selling Broker") and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons).

- Any full-time employee of a bank, savings and loan, credit union or other financial institution that utilizes a Selling Broker to clear purchases of the fund's shares and their immediate families.

- Institutional investors (which may include bank trust departments and registered investment advisers).

- Separate accounts used to fund certain unregistered variable annuity contracts or Section 403(b) or 401(a) or (k) accounts.

- Employer-sponsored retirement or benefit plans with total plan assets in excess of $5 million where the plan's investments in the Fund are part of an omnibus account. A minimum initial investment of $1 million in the Fund is required. The distributor in its sole discretion may waive these minimum dollar requirements.

The Fund does not waive sales charges for the reinvestment of proceeds from the sale of shares of a different fund where those shares were subject to a front-end sales charge (sometimes called an "NAV transfer").

Class I Shares

Class I shares of the Fund are sold at NAV without a sales charge and are not subject to 12b-1 distribution fees, but have a higher minimum initial investment than Class A shares. This means that 100% of your initial investment is placed into shares of the Fund.

Minimum and Additional Investment Amounts: The minimum initial and subsequent investment by class of shares is:

	Initial Investment		Subsequent Investment	
Class	Regular Account	Retirement Account	Regular Account	Retirement Account
A	$1,000	$1,000	$100	$100
I	$10,000	$10,000	$100	$100

The Fund reserves the right to waive any minimum. There is no minimum investment requirement when you are buying shares by reinvesting dividends and distributions from the Fund.

You may purchase shares of the Fund by sending a completed application form to the following address:

Regular Mail	*Express/Overnight Mail*
~~Childhood Expenditures Growth~~Second Nature Thematic Growth **Fund**	~~Childhood Expenditures~~Second Nature Thematic **Growth Fund**
c/o Mutual Shareholder Services	c/o Mutual Shareholder Services
8000 Town Centre Road, Suite 400	8000 Town Centre Road, Suite 400
Broadview Heights, OH 44147	Broadview Heights, OH 44147

The USA PATRIOT Act requires financial institutions, including the Fund, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts. As requested on the Application, you should supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing a P.O. Box will not be accepted. This information will assist the Fund in verifying your identity. Until such verification is made, the Fund may temporarily limit additional share purchases. In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a shareholder's identity. As required by law, the Fund compares the information to fraud databases or requests additional information or documentation from you, to ensure that the information supplied by you is correct.

Purchase through Brokers: You may invest in the Fund through brokers or agents who have entered into selling agreements with the Fund's distributor. The brokers and agents are authorized to receive purchase and redemption orders on behalf of the Fund. Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker's authorized designee receives the order. The broker or agent may set their own initial and subsequent investment minimums. You may be charged a fee if you use a broker or agent to buy or redeem shares of the Fund. Finally, various servicing agents use procedures and impose restrictions that may be in addition to, or different from those applicable to investors purchasing shares directly from the Fund. You should carefully read the program materials provided to you by your servicing agent.

Purchase by Wire: If you wish to wire money to make an investment in the Fund, please call the Fund at (__) ___-____ for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund's designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

Automatic Investment Plan: You may participate in the Fund's Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $50 on specified days of each month into your established Fund account. Please contact the Fund at (__) ___-____ for more information about the Fund's Automatic Investment Plan.

The Fund, however, reserves the right, in its sole discretion, to reject any application to purchase shares. Applications will not be accepted unless they are accompanied by a check drawn on a U.S. bank, thrift institutions, or credit union in U.S. funds for the full amount of the shares to be purchased. After you open an account, you may purchase additional shares by sending a check together with written instructions stating the name(s) on the account and the account number, to the above address.   Make all checks payable to "~~Childhood Expenditures~~Second Nature Thematic Growth Fund." The Fund will not accept payment in cash, including cashier's checks or money orders. Also, to prevent check fraud, the Fund will not accept third party checks, U.S. Treasury checks, credit card checks or starter checks for the purchase of shares.

Note: Mutual Shareholder Services, LLC, the Fund's transfer agent, will charge a $25 fee against a shareholder's account, in addition to any loss sustained by the Fund, for any check returned to the transfer agent for insufficient funds.

When Order is Processed: All shares will be purchased at the NAV per share (plus applicable sales charges, if any) next determined after the Fund receives your application or request in good order. All requests received in good order by the Fund before 4:00 p.m. (Eastern Time) will be processed on that same day. Requests received after 4:00 p.m. will be processed on the next business day.

Good Order: When making a purchase request, make sure your request is in good order. "Good order" means your purchase request includes:
- the name of the Fund and share class;
- the dollar amount of shares to be purchased; and
- a completed purchase application or investment stub check payable to the "Childhood Essentials Growth Fund"

Retirement Plans: You may purchase shares of the Fund for your individual retirement plans. Please call the Fund at (__) ___-____ for the most current listing and appropriate disclosure documentation on how to open a retirement account.

HOW TO REDEEM SHARES

Redeeming Shares: You may redeem all or any portion of the shares credited to your account by submitting a written request for redemption to:

Regular Mail	*Express/Overnight Mail*
~~Childhood Expenditure Growth~~**Second Nature Thematic Growth** Fund	~~Childhood Expenditures~~**Second Nature Thematic** Growth Fund
c/o Mutual Shareholder Services	c/o Mutual Shareholder Services
8000 Town Centre Road, Suite 400	8000 Town Centre Road, Suite 400
Broadview Heights, OH 44147	Broadview Heights, OH 44147

Redemptions by Telephone: The telephone redemption privilege is automatically available to all new accounts except retirement accounts. If you do not want the telephone redemption privilege, you must indicate this in the appropriate area on your account application or you must write to the Fund and instruct it to remove this privilege from your account.

The proceeds will be sent by mail to the address designated on your account or wired directly to your existing account in a bank or brokerage firm in the United States as designated on your application. To redeem by telephone, call (__) ___-____. The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of your telephone instructions. IRA accounts are not redeemable by telephone.

The Fund reserves the right to suspend the telephone redemption privileges with respect to your account if the name(s) or the address on the account has been changed within the previous 30 days. Neither the Fund, the transfer agent, nor their respective affiliates will be liable for complying with telephone instructions they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions and you will be required to bear the risk of any such loss. The Fund or the transfer agent, or both, will employ reasonable procedures to determine that telephone instructions are genuine. If the Fund and/or the transfer agent do not employ these procedures, they may be liable to you for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of the transactions and/or tape recording telephone instructions.

Redemptions through Broker: If shares of the Fund are held by a broker-dealer, financial institution or other servicing agent, you must contact that servicing agent to redeem shares of the Fund. The servicing agent may charge a fee for this service.

Redemptions by Wire: You may request that your redemption proceeds be wired directly to your bank account. The Fund's transfer agent imposes a $15 fee for each wire redemption and deducts the fee directly from your account. Your bank may also impose a fee for the incoming wire.

Automatic Withdrawal Plan: If your individual accounts, IRA or other qualified plan account have a current account value of at least $10,000, you may participate in the Fund's Automatic Withdrawal Plan, an investment plan that automatically moves money to your bank account from the Fund through the use of electronic funds transfers. You may elect to make subsequent withdrawals by transfers of a minimum of $50 on specified days of each month into your established bank account. Please contact the Fund at (__) ___-____ for more information about the Fund's Automatic Withdrawal Plan.

The Fund typically expects that it will take up to seven days following the receipt of your redemption request to pay out redemption proceeds by check or electronic transfer, except as noted above. The Fund typically expects to pay redemptions from cash, cash equivalents, proceeds from the sale of Fund shares, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions.

Redemptions in Kind: The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities ("redemption in kind") if the amount is greater than the lesser of $250,000 or 1% of the Fund's assets. The securities will be chosen by the Fund and valued under the Fund's net asset value procedures. A shareholder will be exposed to market risk until these securities are converted to cash and may incur transaction expenses and taxable capital gains in converting these securities to cash.

When Redemptions are Sent: Once the Fund receives your redemption request in "good order" as described below, it will issue a check based on the next determined NAV following your redemption request. The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of a request in "good order." If you purchase shares using a check and soon after request a redemption, your redemption proceeds will not be sent until the check used for your purchase has cleared your bank (usually within 10 days of the purchase date).

Good Order: Your redemption request will be processed if it is in "good order." To be in good order, the following conditions must be satisfied:

- The request should be in writing, unless redeeming by telephone, indicating the number of shares or dollar amount to be redeemed;

- The request must identify your account number;

- The request should be signed by you and any other person listed on the account, exactly as the shares are registered; and

- If you request that the redemption proceeds be sent to a person, bank or an address other than that of record or paid to someone other than the record owner(s), or if the address was changed within the last 30 days, or if the proceeds of a requested redemption exceed $50,000, the signature(s) on the request must be medallion signature guaranteed by an eligible signature guarantor.

Suspension of Redemptions: Under the 1940 Act, a shareholder's right to redeem shares and to receive payment therefore may be suspended at times: (a) when the NYSE is closed, other than customary weekend and holiday closings; (b) when trading on that exchange is restricted for any reason; (c) when an emergency exists as a result of which disposal by the Fund of securities owned is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of net assets, provided that applicable rules and regulations of the Securities and Exchange Commission (or any succeeding governmental authority) will govern as to whether the conditions prescribed in (b) or (c) exist; or (d) when the Securities and Exchange Commission by order permits a suspension of the right to redemption or a postponement of the date of payment on redemption. In case of suspension of the right of redemption, payment of a redemption request will be made based on the net asset value next determined after the termination of the suspension.

When You Need Medallion Signature Guarantees: If you wish to change the bank or brokerage account that you have designated on your account, you may do so at any time by writing to the Fund with your signature guaranteed. A medallion signature guarantee assures that a signature is genuine and protects you from unauthorized account transfers. You will need your signature guaranteed if:

- you request a redemption to be made payable to a person not on record with the Fund;
- you request that a redemption be mailed to an address other than that on record with the Fund;
- the proceeds of a requested redemption exceed $50,000;
- any redemption is transmitted by federal wire transfer to a bank other than the bank of record; or
- your address was changed within 30 days of your redemption request.

Signatures may be guaranteed by any eligible guarantor institution (including banks, brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations). Further documentation will be required to change the designated account if shares are held by a corporation, fiduciary or other organization. *A notary public cannot guarantee signatures.*

Retirement Plans: If you own an IRA or other retirement plan, you must indicate on your redemption request whether the Fund should withhold federal income tax. Unless you elect in your redemption request that you do not want to have federal tax withheld, the redemption will be subject to withholding.

Low Balances: If at any time your account balance in the Fund falls below $1,000, the Fund may notify you that, unless the account is brought up to at least $1,000 within 30 days of the notice; your account could be closed. After the notice period, the Fund may redeem all of your shares and close your account by sending you a check to the address of record. Your account will not be closed if the account balance drops below required minimums due to a decline in NAV. The Fund will not charge any redemption fee on involuntary redemptions.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Fund discourages and does not accommodate market timing. Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. The Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities. Accordingly, the Trust's Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change. The Fund uses the following methods to reduce the risk of market timing:

- Committing staff to review, on a continuing basis, recent activity in order to identify trading activity that may be contrary to the Funds' Market Timing Policy;

- Assigning a staff person from the Administrator to enter all shareholder transactions manually to become familiar with all direct shareholders; and

- Assessing a 1.00% redemption fee for shares sold less than 30 days after purchase.

By familiarizing himself or herself with the direct shareholders and their trading behavior, the staff person will strive to detect any errant activity. Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders. There is no guarantee that all errant activity can be detected.

Based on the frequency of redemptions in your account, the Adviser or transfer agent may in its sole discretion determine that your trading activity is detrimental to the Fund as described in the Fund's Market Timing Trading Policy and elect to reject or limit the amount, number, frequency or method for requesting future purchases or exchanges into the Fund.

The Fund reserves the right to reject or restrict purchase requests for any reason, particularly when the shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities. Neither the Fund nor the Adviser will be liable for any losses resulting from rejected purchase orders. The Adviser may also bar an investor who has violated these policies (and the investor's financial advisor) from opening new accounts with the Fund.

Although the Fund attempts to limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices. There can be no guarantee that the Fund will be able to identify or limit these activities. Omnibus account arrangements are common forms of holding shares of the Fund. While the Fund will encourage financial intermediaries to apply the Fund's Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund's Market Timing Trading Policy with respect to customers of financial intermediaries. For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Fund's Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund's Market Timing Trading Policy. Brokers maintaining omnibus accounts with the Fund have agreed to provide shareholder transaction information to the extent known to the broker to the Fund upon request. If the Fund or its transfer agent or shareholder servicing agent suspects there is market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant. At the request of the Adviser, the service providers may take immediate action to stop any further short-term trading by such participants.

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

Any sale or exchange of the Fund's shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account). When you redeem your shares you may realize a taxable gain or loss. This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold. (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in the Fund.)

The Fund intends to distribute substantially all of its net investment income and net capital gains annually in December. Both distributions will be reinvested in shares of the Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares. Any dividends or capital gain distributions you receive from the Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash. Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January. Each year the Fund will inform you of the amount and type of your distributions. IRAs and other qualified retirement plans are exempt from federal income taxation until retirement proceeds are paid out to the participant.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

On the account application, you will be asked to certify that your social security number or taxpayer identification number is correct and that you are not subject to backup withholding for failing to report income to the IRS. If you are subject to backup withholding or you did not certify your taxpayer identification number, the IRS requires the Fund to withhold a percentage of any dividend, redemption or exchange proceeds. The Fund reserves the right to reject any application that does not include a certified social security or taxpayer identification number. If you do not have a social security number, you should indicate on the purchase form that your application to obtain a number is pending. The Fund is required to withhold taxes if a number is not delivered to the Fund within seven days.

This summary is not intended to be and should not be construed to be legal or tax advice. You should consult your own tax advisors to determine the tax consequences of owning the Fund's shares.

DISTRIBUTION OF SHARES

Distributor: Arbor Court Capital, LLC is the Distributor for the shares of the Fund. Arbor Court Capital, LLC is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Shares of the Fund are offered on a continuous basis.

Distribution Fees: The Trust, on behalf of the Fund, has adopted a distribution plan for Class A shares pursuant to Rule 12b-1 (the "Plan"), pursuant to which the Fund pays the Distributor an annual fee for distribution and shareholder servicing expenses of 0.25% of the Fund's average daily net assets attributable to the Class A shares. Class I shares do not have a Plan. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

The Distributor and other entities are paid under the Plan for services provided and the expenses borne by the Distributor and others in the distribution of Fund shares, including the payment of commissions for sales of the shares and incentive compensation to and expenses of dealers and others who engage in or support distribution of shares or who service shareholder accounts, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor or other entities may utilize fees paid pursuant to the Plan to compensate dealers or other entities for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any un-reimbursed expenses.

Additional Compensation to Financial Intermediaries: The Distributor, its affiliates, and the Adviser and its affiliates, the Sub-Adviser and its affiliates may, at their own expense and out of their own assets including their legitimate profits from Fund-related activities, provide additional cash payments to financial intermediaries who sell shares of the Fund or assist in the marketing of the Fund. Financial intermediaries include brokers, financial planners, banks, insurance companies, retirement or 401(k) plan administrators and others. These payments may be in addition to the Rule 12b-1 fees and any sales charges that are disclosed elsewhere in this Prospectus. These payments are generally made to financial intermediaries that provide shareholder or administrative services, or marketing support. Marketing support may include access to sales meetings, sales representatives and financial intermediary management representatives, inclusion of the Fund on a sales list, including a preferred or select sales list, or other sales programs. These payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Fund shareholders.   The Distributor may, from time to time, provide promotional incentives to certain investment firms. Such incentives may, at the distributor's discretion, be limited to investment firms who allow their individual selling representatives to participate in such additional compensation.

Householding: To reduce expenses, the Fund mails only one copy of a Prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund at (__) ___-____ on days the Fund is open for business or contact your financial institution. The Fund will begin sending you individual copies thirty days after receiving your request.

Fund's Website: The Fund's website, http://www.~~childhoodexpendituresgrowthfund~~secondnaturethematicgrowthfund.com, contains the information disclosed above.

FINANCIAL HIGHLIGHTS

Because the Fund has only recently commenced investment operations, no financial highlights are available for the Fund at this time. In the future, financial highlights will be presented in this section of the Prospectus.

PRIVACY NOTICE

FACTS	WHAT DOES SECOND NATURE SERIES TRUST DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:

- Social Security number
- Assets
- Retirement Assets
- Transaction History
- Checking Account Information
- Purchase History
- Account Balances
- Account Transactions
- Wire Transfer Instructions

When you are *no longer* our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Second Nature Series Trust chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Second Nature Series Fund Trust share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

Questions?	Call 1-**888-727-3301**

Who we are

Who is providing this notice?	Second Nature Series Trust

What we do	
How does Second Nature Series Trust protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
	Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.
How does Second Nature Series Trust collect my personal information?	We collect your personal information, for example, when you • Open an account • Provide account information • Give us your contact information • Make deposits or withdrawals from your account • Make a wire transfer • Tell us where to send the money • Tells us who receives the money • Show your government-issued ID • Show your driver's license We also collect your personal information from other companies.
Why can't I limit all sharing?	Federal law gives you the right to limit only ▪ Sharing for affiliates' everyday business purposes – information about your creditworthiness ▪ Affiliates from using your information to market to you ▪ Sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. *Second Nature Series Trust does not share with our affiliates.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies *Second Nature Series Trust does not share with nonaffiliates so they can market to you.*
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. *Second Nature Series Trust doesn't jointly market.*

~~Childhood Expenditures~~Second Nature Thematic Growth Fund

Adviser	**Second Nature Investments, LLC** 8387 E. Twisted Leaf Dr. Gold Canyon, AZ 85118	Distributor	**Arbor Court Capital, LLC** 8000 Town Centre Road, Suite 400 Broadview Heights, OH 44147
Sub-Adviser	**KBK Capital Management, LLC** 55 SE 2nd Avenue Delray Beach, FL 33444	Legal Counsel	**Thompson Hine LLP** 41 South High Street, Suite 1700 Columbus, OH 43215
Independent Registered Public Accounting Firm	**Sanville & Co.** 1514 Old York Road Abington, PA 19001	Transfer Agent	**Mutual Shareholder Services** 8000 Town Centre Road, Suite 400 Broadview Heights, OH 44147
Custodian	**U.S. Bank, N.A.** 1555 N. Rivercenter Dr. Milwaukee, WI 53212		

Additional information about the Fund is included in the Fund's Statement of Additional Information dated ~~February~~ April [_], 2018 (the "SAI"). The SAI is incorporated into this Prospectus by reference (i.e., legally made a part of this Prospectus). The SAI provides more details about the Fund's policies and management. Additional information about the Fund's investments will also be available in the Fund's Annual and Semi-Annual Reports to Shareholders. In the Fund's Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year or fiscal period.

To obtain a free copy of the SAI and, when issued, the Annual and Semi-Annual Reports to Shareholders, or other information about the Fund, or to make shareholder inquiries about the Fund, please call 1-888-727-3301 or visit www.mutualss.com. You may also write to:

~~Childhood Expenditures~~Second Nature Thematic Growth Fund
c/o Mutual Shareholder Services
8000 Town Centre Road, Suite 400
Broadview Heights, OH 44147

You may review and obtain copies of the Fund's information at the SEC Public Reference Room in Washington, D.C. Please call 1-202-551-8090 for information relating to the operation of the Public Reference Room. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-1520.

Investment Company Act File # 811-23236

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

~~Childhood Expenditures~~ Second Nature Thematic Growth Fund

a Series of Second Nature Series Trust

Class A Shares – CEGSX
Class I Shares – CEGYX

STATEMENT OF ADDITIONAL INFORMATION

April~~February~~ [ ], 2018

This preliminary Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the preliminary Prospectus of the ~~Childhood Expenditures~~Second Nature Thematic Growth Fund (the "Fund") dated April~~February~~ [_], 2018. The Fund's preliminary Prospectus is hereby incorporated by reference, which means it is legally part of this document. You can obtain copies of the Fund's Prospectus, and when issued, annual or semiannual reports without charge by contacting the Fund's transfer agent, Mutual Shareholder Services at 8000 Town Centre Drive, Suite 300, Broadview Heights, OH 44147 or by calling 1-888-727-3301.

TABLE OF CONTENTS

THE FUND

The ~~Childhood Expenditures~~Second Nature Thematic Growth Fund (the "Fund") is a diversified company of Second Nature Series Trust, a Delaware statutory trust organized on February 23, 2017 (the "Trust"). The Fund is a "diversified company" as defined by the Investment Company Act of 1940, as amended (the "1940 Act"), which means at least 75% of the value of its total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculations limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such adviser. The Trust is registered as an open-end management investment company. The Trust is governed by its Board of Trustees (the "Board," "Trustees," or "Board of Trustees").

The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares, on a class-specific basis, (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund's investment objective, restrictions and policies are more fully described here and in the Prospectus. The Board may add classes to and reclassify the shares of the Fund, start other series and offer shares of a new fund under the Trust at any time.

The Fund offers two classes of shares: Class A and Class I shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees' fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees may classify and reclassify the shares of the Funds into additional classes of shares at a future date.

Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

Under the Trust's Agreement and Declaration of Trust, each Trustee will continue in office until the termination of the Trust or his/her earlier death, incapacity, resignation or removal. Shareholders can remove a Trustee to the extent provided by the 1940 Act and the rules and regulations promulgated thereunder. Vacancies may be filled by a majority of the remaining Trustees, except insofar as the 1940 Act may require the election by shareholders. As a result, normally no annual or regular meetings of shareholders will be held unless matters arise requiring a vote of shareholders under the Agreement and Declaration of Trust or the 1940 Act.

TYPES OF INVESTMENTS

The investment objective of the Fund and the descriptions of the Fund's principal investment strategies are set forth under "Investment Objective, Principal Investment Strategies, Related Risks" in the Prospectus. The Fund's investment objective is not fundamental and may be changed without the approval of a majority of the outstanding voting securities of the Trust by the Board of Trustees upon 60 days' written notice to shareholders.

NON-PRINCIPAL INVESTMENT STRATEGIES

Exchange Traded Funds

Exchange Traded Funds ("ETFs") are generally passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and typically provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts. Under certain circumstances, the adviser may invest in ETFs, known as "inverse funds," which are designed to produce results opposite to market trends. Inverse ETFs are funds designed to rise in price when stock prices are falling.

ETFs typically have two markets. The primary market is where institutions swap "creation units" in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from open-ended mutual funds that are traded after hours once the net asset value ("NAV") is calculated. ETFs share many similar risks with open-end and closed-end funds.

<u>Securities of Other Investment Companies</u>

Investments in ETFs and mutual funds involve certain additional expenses and certain tax results, which would not be present in a direct investment in such funds. Due to legal limitations, the Fund will be prevented from: 1) purchasing more than 3% of an investment company's (including ETFs) outstanding shares; 2) investing more than 5% of the Fund's assets in any single such investment company, and 3) investing more than 10% of the Fund's assets in investment companies overall; unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the Securities and Exchange Commission ("SEC"); and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order. In the alternative, the Fund may rely on Rule 12d1-3, which allows unaffiliated mutual funds to exceed the 5% limitation and the 10% limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired fund) does not exceed the limits on sales loads established by Financial Industry Regulatory Authority ("FINRA") for funds of funds. In addition to ETFs, the Fund may invest in other investment companies such as open-end mutual funds or exchange-traded funds, within the limitations described above. Each investment company is subject to specific risks, depending on the nature of the fund. ETFs and mutual funds may employ leverage, which magnifies the changes in the underlying stock or other index upon which they are based.

<u>Open-End Investment Companies</u>

The Fund and any "affiliated persons," as defined by the 1940 Act, may purchase in the aggregate only up to 3% of the total outstanding securities of any underlying fund. Accordingly, when affiliated persons hold shares of any of the underlying fund, the Fund's ability to invest fully in shares of those funds is restricted, and the adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an underlying fund whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the underlying Fund's outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an underlying Fund's outstanding securities therefore, will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund's total assets.

Under certain circumstances an underlying fund may determine to make payment of a redemption by the Fund wholly or partly by a distribution in kind of securities from its portfolio, in lieu of cash, in conformity with the rules of the SEC. In such cases, the Fund may hold securities distributed by an underlying fund until the adviser determines that it is appropriate to dispose of such securities.

Investment decisions by the investment advisers of the underlying fund(s) are made independently of the Fund and the adviser. Therefore, the investment adviser of one underlying fund may be purchasing shares of the same issuer whose shares are being sold by the investment adviser of another such fund. The result would be an indirect expense to the Fund without accomplishing any investment purpose.

Securities Options

The Fund may purchase and write (*i.e.,* sell) put and call options. Such options may relate to particular securities or stock indices, and may or may not be listed on a domestic or foreign securities exchange and may or may not be issued by the Options Clearing Corporation. Options trading is a highly specialized activity that entails greater than ordinary investment risk. Options may be more volatile than the underlying instruments, and therefore, on a percentage basis, an investment in options may be subject to greater fluctuation than an investment in the underlying instruments themselves.

A call option for a particular security gives the purchaser of the option the right to buy, and the writer (seller) the obligation to sell, the underlying security at the stated exercise price at any time prior to the expiration of the option, regardless of the market price of the security. The premium paid to the writer is in consideration for undertaking the obligation under the option contract. A put option for a particular security gives the purchaser the right to sell the security at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price of the security.

Stock index options are put options and call options on various stock indices. In most respects, they are identical to listed options on common stocks. The primary difference between stock options and index options occurs when index options are exercised. In the case of stock options, the underlying security, common stock, is delivered. However, upon the exercise of an index option, settlement does not occur by delivery of the securities comprising the index. The option holder who exercises the index option receives an amount of cash if the closing level of the stock index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. This amount of cash is equal to the difference between the closing price of the stock index and the exercise price of the option expressed in dollars times a specified multiple. A stock index fluctuates with changes in the market value of the stocks included in the index. For example, some stock index options are based on a broad market index, such as the Standard & Poor's 500® Index or the Value Line Composite Index or a narrower market index, such as the Standard & Poor's 100®. Indices may also be based on an industry or market segment, such as the NYSE Arca Oil and Gas Index or the Computer and Business Equipment Index. Options on stock indices are currently traded on the Chicago Board Options Exchange, the New York Stock Exchange and the NASDAQ PHLX.

The Fund's obligation to sell an instrument subject to a call option written by it, or to purchase an instrument subject to a put option written by it, may be terminated prior to the expiration date of the option by the Fund's execution of a closing purchase transaction, which is effected by purchasing on an exchange an option of the same series (*i.e.*, same underlying instrument, exercise price and expiration date) as the option previously written. A closing purchase transaction will ordinarily be effected to realize a profit on an outstanding option, to prevent an underlying instrument from being called, to permit the sale of the underlying instrument or to permit the writing of a new option containing different terms on such underlying instrument. The cost of such a liquidation purchase plus transactions costs may be greater than the premium received upon the original option, in which event the Fund will have paid a loss in the transaction. There is no assurance that a liquid secondary market will exist for any particular option. An option writer unable to effect a closing purchase transaction will not be able to sell the underlying instrument or liquidate the assets held in a segregated account, as described below, until the option expires or the optioned instrument is delivered upon exercise. In such circumstances, the writer will be subject to the risk of market decline or appreciation in the instrument during such period.

If an option purchased by the Fund expires unexercised, the Fund realizes a loss equal to the premium paid. If the Fund enters into a closing sale transaction on an option purchased by it, the Fund will realize a gain if the premium received by the Fund on the closing transaction is more than the premium paid to purchase the option, or a loss if it is less. If an option written by the Fund expires on the stipulated expiration date or if the Fund enters into a closing purchase transaction, it will realize a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold). If an option written by the Fund is exercised, the proceeds of the sale will be increased by the net premium originally received and the Fund will realize a gain or loss.

Certain Risks Regarding Options

There are several risks associated with transactions in options. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. In addition, a liquid secondary market for particular options, whether traded over-the-counter or on an exchange, may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by an exchange on opening transactions or closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities or currencies; unusual or unforeseen circumstances may interrupt normal operations on an exchange; the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading value; or one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

Successful use by the Fund of options on stock indices will be subject to the ability of the adviser to correctly predict movements in the directions of the stock market. This requires different skills and techniques than predicting changes in the prices of individual securities. In addition, the Fund's ability to effectively hedge all or a portion of the securities in its portfolio, in anticipation of or during a market decline, through transactions in put options on stock indices, depends on the degree to which price movements in the underlying index correlate with the price movements of the securities held by the Fund. Inasmuch as the Fund's securities will not duplicate the components of an index, the correlation will not be perfect. Consequently, the Fund bears the risk that the prices of its securities being hedged will not move in the same amount as the prices of its put options on the stock indices. It is also possible that there may be a negative correlation between the index and the Fund's securities that would result in a loss on both such securities and the options on stock indices acquired by the Fund.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of stock index options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities comprising the stock index on which the option is based.

There is no assurance that a liquid secondary market on an options exchange will exist for any particular option, or at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to close out a call option on securities that it has written before the option is exercised, the Fund may be required to purchase the optioned securities in order to satisfy its obligation under the option to deliver such securities. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option in order to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Cover for Options Positions

Transactions using options (other than options that the Fund has purchased) expose the Fund to an obligation to another party. The Fund will not enter into any such transactions unless it owns either (i) an offsetting ("covered") position in securities or other options or (ii) cash or liquid securities with a value sufficient at all times to cover its potential obligations not covered as provided in (i) above. The Fund will comply with SEC guidelines regarding cover for these instruments and, if the guidelines so require, set aside cash or liquid securities in a segregated account with the Fund's custodian in the prescribed amount. Under current SEC guidelines, the Fund will segregate assets to cover transactions in which the Fund writes or sells options.

Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding option is open, unless they are replaced with similar assets. As a result, the commitment of a large portion of the Fund's assets to cover or segregated accounts could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

Options on Futures Contracts

The Fund may purchase and sell options on the same types of futures in which it may invest. Options on futures are similar to options on underlying instruments except that options on futures give the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), rather than to purchase or sell the futures contract, at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by the delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the futures contract. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

Spread Transactions

The Fund may purchase covered spread options from securities dealers. These covered spread options are not presently exchange-listed or exchange-traded. The purchase of a spread option gives the Fund the right to put securities that it owns at a fixed dollar spread or fixed yield spread in relationship to another security that the Fund does not own, but which is used as a benchmark. The risk to the Fund, in addition to the risks of dealer options described above, is the cost of the premium paid as well as any transaction costs. The purchase of spread options will be used to protect the Fund against adverse changes in prevailing credit quality spreads, *i.e.,* the yield spread between high quality and lower quality securities. This protection is provided only during the life of the spread options.

Dealer Options

The Fund may engage in transactions involving dealer options as well as exchange-traded options. Certain additional risks are specific to dealer options. While the Fund might look to a clearing corporation to exercise exchange-traded options, if the Fund were to purchase a dealer option it would need to rely on the dealer from which it purchased the option to perform if the option were exercised. Failure by the dealer to do so would result in the loss of the premium paid by the Fund as well as loss of the expected benefit of the transaction.

Exchange-traded options generally have a continuous liquid market while dealer options may not. Consequently, the Fund may generally be able to realize the value of a dealer option it has purchased only by exercising or reselling the option to the dealer who issued it. Similarly, when the Fund writes a dealer option, it may generally be able to close out the option prior to its expiration only by entering into a closing purchase transaction with the dealer to whom the Fund originally wrote the option. While the Fund will seek to enter into dealer options only with dealers who will agree to and which are expected to be capable of entering into closing transactions with the Fund, there can be no assurance that the Fund will at any time be able to liquidate a dealer option at a favorable price at any time prior to expiration. Unless the Fund, as a covered dealer call option writer, is able to effect a closing purchase transaction, it will not be able to liquidate securities (or other assets) used as cover until the option expires or is exercised. In the event of insolvency of the other party, the Fund may be unable to liquidate a dealer option. With respect to options written by the Fund, the inability to enter into a closing transaction may result in material losses to the Fund. For example, because the Fund must maintain a secured position with respect to any call option on a security it writes, the Fund may not sell the assets, which it has segregated to secure the position while it is obligated under the option. This requirement may impair the Fund's ability to sell portfolio securities at a time when such sale might be advantageous.

The Staff of the SEC has taken the position that purchased dealer options are illiquid securities. The Fund may treat the cover used for written dealer options as liquid if the dealer agrees that the Fund may repurchase the dealer option it has written for a maximum price to be calculated by a predetermined formula. In such cases, the dealer option would be considered illiquid only to the extent the maximum purchase price under the formula exceeds the intrinsic value of the option. Accordingly, the Fund will treat dealer options as subject to the Fund's limitation on illiquid securities. If the SEC changes its position on the liquidity of dealer options, the Fund will change its treatment of such instruments accordingly.

Foreign Securities

Investing in securities of foreign companies and countries involves certain considerations and risks that are not typically associated with investing in U.S. government securities and securities of domestic companies. There may be less publicly available information about a foreign issuer than a domestic one, and foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. There may also be less government supervision and regulation of foreign securities exchanges, brokers and listed companies than exists in the United States. Interest and dividends paid by foreign issuers may be subject to withholding and other foreign taxes, which may decrease the net return on such investments as compared to dividends and interest paid to the Fund by domestic companies or the U.S. government. There may be the possibility of expropriations, seizure or nationalization of foreign deposits, confiscatory taxation, political, economic or social instability or diplomatic developments that could affect assets of the Fund held in foreign countries. Finally, the establishment of exchange controls or other foreign governmental laws or restrictions could adversely affect the payment of obligations.

To the extent currency exchange transactions do not fully protect the Fund against adverse changes in currency exchange rates, decreases in the value of currencies of the foreign countries in which the Fund will invest relative to the U.S. dollar will result in a corresponding decrease in the U.S. dollar value of the Fund's assets denominated in those currencies (and possibly a corresponding increase in the amount of securities required to be liquidated to meet distribution requirements). Conversely, increases in the value of currencies of the foreign countries in which the Fund invests relative to the U.S. dollar will result in a corresponding increase in the U.S. dollar value of the Fund's assets (and possibly a corresponding decrease in the amount of securities to be liquidated).

Short Sales

The Fund may sell securities short as an outright investment strategy and to offset potential declines in long positions in similar securities. A short sale is a transaction in which the Fund sells a security it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline. When the Fund makes a short sale, the broker-dealer through which the short sale is made must borrow the security sold short and deliver it to the party purchasing the security. The Fund is required to make a margin deposit in connection with such short sales; the Fund may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities.

If the price of the security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.

To the extent the Fund sells securities short, it will provide collateral to the broker-dealer and (except in the case of short sales "against the box") will maintain additional asset coverage in the form of cash, U.S. government securities or other liquid securities with its custodian in a segregated account in an amount at least equal to the difference between the current market value of the securities sold short and any amounts required to be deposited as collateral with the selling broker. A short sale is "against the box" to the extent the Fund contemporaneously owns, or has the right to obtain at no added cost, securities identical to those sold short.

Equity Securities

In addition to common stocks, the Fund may invest in preferred stocks and securities convertible into common stocks, such as convertible bonds, warrants, rights and options. The value of equity securities varies in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be significant.

<u>Preferred Stock</u>

Preferred stock is a class of stock having a preference over common stock as to the payment of dividends and the recovery of investment should a company be liquidated, although preferred stock is usually junior to the debt securities of the issuer. Preferred stock typically does not possess voting rights and its market value may change based on changes in interest rates.

The fundamental risk of investing in common and preferred stock is the risk that the value of the stock might decrease. Stock values fluctuate in response to the activities of an individual company or in response to general market and/or economic conditions. Historically, common stocks have provided greater long-term returns and have entailed greater short-term risks than preferred stocks, fixed-income securities and money market investments. The market value of all securities, including common and preferred stocks, is based upon the market's perception of value and not necessarily the book value of an issuer or other objective measures of a company's worth.

<u>Convertible Securities</u>

Convertible securities include fixed income securities that may be exchanged or converted into a predetermined number of shares of the issuer's underlying common stock at the option of the holder during a specified period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. Convertible securities are senior to common stocks in an issuer's capital structure, but are usually subordinated to similar non-convertible securities. While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar nonconvertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security's underlying common stock.

<u>Warrants</u>

Warrants are options to purchase common stock at a specific price (usually at a premium above the market value of the optioned common stock at issuance) valid for a specific period of time. Warrants may have a life ranging from less than one year to twenty years, or they may be perpetual. However, most warrants have expiration dates after which they are worthless. In addition, a warrant is worthless if the market price of the common stock does not exceed the warrant's exercise price during the life of the warrant. Warrants have no voting rights, pay no dividends, and have no rights with respect to the assets of the corporation issuing them. The percentage increase or decrease in the market price of the warrant may tend to be greater than the percentage increase or decrease in the market price of the optioned common stock.

Depositary Receipts

Sponsored and unsponsored American Depositary Receipts ("ADRs"), are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs, in registered form, are designed for use in U.S. securities markets. Unsponsored ADRs may be created without the participation of the foreign issuer. Holders of these ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depositary of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights. Many of the risks described below regarding foreign securities apply to investments in ADRs.

Emerging Markets Securities

Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales; future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Additional risks of emerging markets securities may include: greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency hedging techniques; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

<u>Certificates of Deposit and Bankers' Acceptances</u>

Certificates of deposit are receipts issued by a depository institution in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity. Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less.

<u>Commercial Paper</u>

Commercial paper consists of short-term (usually from 1 to 270 days) unsecured promissory notes issued by corporations in order to finance their current operations. It may be secured by letters of credit, a surety bond or other forms of collateral. Commercial paper is usually repaid at maturity by the issuer from the proceeds of the issuance of new commercial paper. As a result, investment in commercial paper is subject to the risk the issuer cannot issue enough new commercial paper to satisfy its outstanding commercial paper, also known as rollover risk. Commercial paper may become illiquid or may suffer from reduced liquidity in certain circumstances. Like all fixed income securities, commercial paper prices are susceptible to fluctuations in interest rates. If interest rates rise, commercial paper prices will decline. The short-term nature of a commercial paper investment makes it less susceptible to interest rate risk than many other fixed income securities because interest rate risk typically increases as maturity lengths increase. Commercial paper tends to yield smaller returns than longer-term corporate debt because securities with shorter maturities typically have lower effective yields than those with longer maturities. As with all fixed income securities, there is a chance that the issuer will default on its commercial paper obligation.

<u>Information on Time Deposits and Variable Rate Notes</u>

Time deposits are issued by a depository institution in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the depositor on the date specified with respect to the deposit. Time deposits do not trade in the secondary market prior to maturity. However, some time deposits may be redeemable prior to maturity and may be subject to withdrawal penalties.

The commercial paper obligations are typically unsecured and may include variable rate notes. The nature and terms of a variable rate note (i.e., a "Master Note") permit the Fund to invest fluctuating amounts at varying rates of interest pursuant to a direct arrangement between the Fund and the issuer. It permits daily changes in the amounts invested. The Fund, typically, has the right at any time to increase, up to the full amount stated in the note agreement, or to decrease the amount outstanding under the note. The issuer may prepay at any time and without penalty any part of or the full amount of the note. The note may or may not be backed by one or more bank letters of credit. Because these notes are direct investment arrangements between the Fund and the issuer, it is not generally contemplated that they will be traded; moreover, there is currently no secondary market for them. Except as specifically provided in the Prospectus, there is no limitation on the type of issuer from whom these notes may be purchased; however, in connection with such purchase and on an ongoing basis, the Adviser will consider the earning power, cash flow and other liquidity ratios of the issuer, and its ability to pay principal and interest on demand, including a situation in which all holders of such notes made demand simultaneously. Variable rate notes are subject to the Fund's investment restriction on illiquid securities unless such notes can be put back to the issuer (redeemed) on demand within seven days.

Insured Bank Obligations

The Federal Deposit Insurance Corporation ("FDIC") insures the deposits of federally insured banks and savings and loan associations (collectively referred to as "banks") up to $250,000. The Fund may elect to purchase bank obligations in small amounts so as to be fully insured as to principal by the FDIC. Currently, to remain fully insured as to principal, these investments must be limited to $250,000 per bank; if the principal amount and accrued interest together exceed $250,000, the excess principal and accrued interest will not be insured. Insured bank obligations may have limited marketability.

Closed-End Investment Companies

The Fund may invest its assets in "closed-end" investment companies (or "closed-end funds"), subject to the investment restrictions set forth above. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers Automated Quotation System (commonly known as "NASDAQ") or, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company (such as the Fund), investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds only in the secondary market. A Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. A Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end Fund's proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

The shares of many closed-end funds, after their initial public offering, frequently trade at a price per share, which is less than the net asset value per share, the difference representing the "market discount" of such shares. This market discount may be due in part to the investment objective of long-term appreciation, which is sought by many closed-end funds, as well as to the fact that the shares of closed-end funds are not redeemable by the holder upon demand to the issuer at the next determined net asset value but rather are subject to the principles of supply and demand in the secondary market. A relative lack of secondary market purchasers of closed-end fund shares also may contribute to such shares trading at a discount to their net asset value ("NAV").

The Fund may invest in shares of closed-end funds that are trading at a discount to net asset value or at a premium to NAV~~net asset value~~. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease. In fact, it is possible that this market discount may increase and the Fund may suffer realized or unrealized capital losses due to further decline in the market price of the securities of such closed-end funds, thereby adversely affecting the ~~net asset value~~NAV of the Fund's shares. Similarly, there can be no assurance that any shares of a closed-end fund purchased by the Fund at a premium will continue to trade at a premium or that the premium will not decrease subsequent to a purchase of such shares by the Fund.

Closed-end funds may issue senior securities (including preferred stock and debt obligations) for the purpose of leveraging the closed-end Fund's common shares in an attempt to enhance the current return to such closed-end Fund's common shareholders. The Fund's investment in the common shares of closed-end funds that are financially leveraged may create an opportunity for greater total return on its investment, but at the same time may be expected to exhibit more volatility in market price and ~~net asset value~~NAV than an investment in shares of investment companies without a leveraged capital structure.

United States Government Obligations

These consist of various types of marketable securities issued by the United States Treasury, i.e., bills, notes and bonds. Such securities are direct obligations of the United States government and differ mainly in the length of their maturity. Treasury bills, the most frequently issued marketable government security, have a maturity of up to one year and are issued on a discount basis.

United States Government Agencies

These consist of debt securities issued by agencies and instrumentalities of the United States government, including the various types of instruments currently outstanding or which may be offered in the future. Agencies include, among others, the Federal Housing Administration, Government National Mortgage Association ("Ginnie Mae"), Farmer's Home Administration, Export-Import Bank of the United States, Maritime Administration, and General Services Administration. Instrumentalities include, for example, each of the Federal Home Loan Banks, the National Bank for Cooperatives, the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Farm Credit Banks, the Federal National Mortgage Association ("Fannie Mae"), and the United States Postal Service. These securities are either: (i) backed by the full faith and credit of the United States government (e.g., United States Treasury Bills); (ii) guaranteed by the United States Treasury (e.g., Ginnie Mae mortgage-backed securities); (iii) supported by the issuing agency's or instrumentality's right to borrow from the United States Treasury (e.g., Fannie Mae Discount Notes); or (iv) supported only by the issuing agency's or instrumentality's own credit (e.g., Tennessee Valley Association).

Government-related guarantors (i.e., not backed by the full faith and credit of the United States Government) include Fannie Mae and Freddie Mac. Fannie Mae is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. Fannie Mae purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by Fannie Mae are guaranteed as to timely payment of principal and interest by Fannie Mae but are not backed by the full faith and credit of the United States Government.

Freddie Mac was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks and now owned entirely by private stockholders. Freddie Mac issues mortgage participation certificates ("PCs"), which represent interests in conventional mortgages from Freddie Mac's national portfolio. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the United States Government. Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such nongovernmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers.

On September 7, 2008, the U.S. Treasury Department and the Federal Housing Finance Authority (the "FHFA") announced that Fannie Mae and Freddie Mac had been placed into conservatorship, a statutory process designed to stabilize a troubled institution with the objective of returning the entity to normal business operations. The U.S. Treasury Department and the FHFA at the same time established a secured lending facility and a Secured Stock Purchase Agreement with both Fannie Mae and Freddie Mac to ensure that each entity had the ability to fulfill its financial obligations. The FHFA announced that it does not anticipate any disruption in pattern of payments or ongoing business operations of Fannie Mae or Freddie Mac.

Repurchase Agreements

The Fund may enter into repurchase agreements. In a repurchase agreement, an investor (such as the Fund) purchases a security (known as the "underlying security") from a securities dealer or bank. Any such dealer or bank must be deemed creditworthy by the Adviser. At that time, the bank or securities dealer agrees to repurchase the underlying security at a mutually agreed upon price on a designated future date. The repurchase price may be higher than the purchase price, the difference being income to the Fund, or the purchase and repurchase prices may be the same, with interest at an agreed upon rate due to the Fund on repurchase. In either case, the income to the Fund generally will be unrelated to the interest rate on the underlying securities. Repurchase agreements must be "fully collateralized," in that the market value of the underlying securities (including accrued interest) must at all times be equal to or greater than the repurchase price. Therefore, a repurchase agreement can be considered a loan collateralized by the underlying securities.

Repurchase agreements are generally for a short period of time, often less than a week, and will generally be used by the Fund to invest excess cash or as part of a temporary defensive strategy. Repurchase agreements that do not provide for payment within seven days will be treated as illiquid securities. In the event of a bankruptcy or other default by the seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying security and losses. These losses could result from: (a) possible decline in the value of the underlying security while the Fund is seeking to enforce its rights under the repurchase agreement; (b) possible reduced levels of income or lack of access to income during this period; and (c) expenses of enforcing its rights.

Trading in Futures Contracts

A futures contract provides for the future sale by one party and purchase by another party of a specified amount of a specific financial instrument (e.g., units of a stock index) for a specified price, date, time and place designated at the time the contract is made. Brokerage fees are paid when a futures contract is bought or sold and margin deposits must be maintained. Entering into a contract to buy is commonly referred to as buying or purchasing a contract or holding a long position. Entering into a contract to sell is commonly referred to as selling a contract or holding a short position.

Unlike when the Fund purchases or sells a security, no price would be paid or received by the Fund upon the purchase or sale of a futures contract. Upon entering into a futures contract, and to maintain the Fund's open positions in futures contracts, the Fund would be required to deposit with its custodian or futures broker in a segregated account in the name of the futures broker an amount of cash, U.S. government securities, suitable money market instruments, or other liquid securities, known as "initial margin." The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract. Futures contracts are customarily purchased and sold on margins that may range upward from less than 5% of the value of the contract being traded.

If the price of an open futures contract changes (by increase in underlying instrument or index in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund.

These subsequent payments, called "variation margin," to and from the futures broker, are made on a daily basis as the price of the underlying assets fluctuate making the long and short positions in the futures contract more or less valuable, a process known as "marking to the market." The Fund expect to earn interest income on margin deposits.

Although certain futures contracts, by their terms, require actual future delivery of and payment for the underlying instruments, in practice most futures contracts are usually closed out before the delivery date. Closing out an open futures contract purchase or sale is effected by entering into an offsetting futures contract sale or purchase, respectively, for the same aggregate amount of the identical underlying instrument or index and the same delivery date. If the offsetting purchase price is less than the original sale price, the Fund realizes a gain; if it is more, the Fund realizes a loss. Conversely, if the offsetting sale price is more than the original purchase price, the Fund realizes a gain; if it is less, the Fund realizes a loss. The transaction costs must also be included in these calculations. There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract.

For example, one contract in the Financial Times Stock Exchange 100 Index future is a contract to buy 25 pounds sterling multiplied by the level of the UK Financial Times 100 Share Index on a given future date. Settlement of a stock index futures contract may or may not be in the underlying instrument or index. If not in the underlying instrument or index, then settlement will be made in cash, equivalent over time to the difference between the contract price and the actual price of the underlying asset at the time the stock index futures contract expires.

Regulation as a Commodity Pool Operator

The adviser with respect to the Fund, has filed with the National Futures Association, a notice claiming an exclusion from the definition of the term "commodity pool operator" pursuant to Rule 4.5 under the Commodity Exchange Act, as amended ("CEA"), and the rules of the Commodity Futures Trading Commission ("CFTC") promulgated thereunder, with respect to the Fund's operation. Accordingly, neither the adviser, nor the Fund is subject to registration or regulation as a commodity pool operator. To remain eligible for the exclusion, the Fund will be limited in its ability to use certain financial instruments regulated under the CEA, including futures and options on futures and certain swaps transactions. In the event that a Fund's investments in commodity interests are not within the thresholds set forth in the exclusion, the adviser may be required to register as a "commodity pool operator" and/or "commodity trading advisor" with the CFTC with respect to the Fund. The adviser's eligibility to claim the exclusion with respect to the Fund will be based upon the level and scope of the Fund's investment in commodity interests, the purposes of such investments and the manner in which the Fund's investment in commodity interests, and the manner in which the Fund holds out its use of commodity interests. The Fund's ability to invest in commodity interests (including, but not limited to, futures and swaps on broad-based securities indexes and interest rates) is limited by the adviser's intention to operate the Fund in a manner that would permit the adviser to continue to claim the exclusion under Rule 4.5, which may adversely affect the Fund's total return. In the event the adviser becomes unable to rely on the exclusion in Rule 4.5 and is required to register with the CFTC as a commodity pool operator with respect to the Fund, the Fund's expenses may increase, adversely affecting the Fund's total return.

When-Issued, Forward Commitments and Delayed Settlements

The Fund may purchase and sell securities on a when-issued, forward commitment or delayed settlement basis. In this event, the Custodian (as defined under the section entitled "Custodian") will segregate liquid assets equal to the amount of the commitment in a separate account. Normally, the Custodian will set aside portfolio securities to satisfy a purchase commitment. In such a case, the Fund may be required subsequently to segregate additional assets in order to assure that the value of the account remains equal to the amount of the Fund's commitment. It may be expected that the Fund's net assets will fluctuate to a greater degree when it sets aside portfolio securities to cover such purchase commitments than when it sets aside cash.

The Fund does not intend to engage in these transactions for speculative purposes but only in furtherance of its investment objectives. Because the Fund will segregate liquid assets to satisfy purchase commitments in the manner described, the Fund's liquidity and the ability of the Adviser to manage them may be affected in the event the Fund's forward commitments, commitments to purchase when-issued securities and delayed settlements ever exceeded 15% of the value of its net assets.

The Fund will purchase securities on a when-issued, forward commitment or delayed settlement basis only with the intention of completing the transaction. If deemed advisable as a matter of investment strategy, however, the Fund may dispose of or renegotiate a commitment after it is entered into, and may sell securities it has committed to purchase before those securities are delivered to the Fund on the settlement date. In these cases the Fund may realize a taxable capital gain or loss. When the Fund engages in when-issued, forward commitment and delayed settlement transactions, it relies on the other party to consummate the trade. Failure of such party to do so may result in the Fund incurring a loss or missing an opportunity to obtain a price credited to be advantageous.

The market value of the securities underlying a when-issued purchase, forward commitment to purchase securities, or a delayed settlement and any subsequent fluctuations in their market value is taken into account when determining the market value of the Fund starting on the day the Fund agrees to purchase the securities. The Fund does not earn interest on the securities it has committed to purchase until it has paid for and delivered on the settlement date.

Illiquid and Restricted Securities

The Fund may invest up to 15% of its net assets in illiquid securities. Illiquid securities include securities subject to contractual or legal restrictions on resale (e.g., because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act")) and securities that are otherwise not readily marketable (e.g., because trading in the security is suspended or because market makers do not exist or will not entertain bids or offers). Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Foreign securities that are freely tradable in their principal markets are not considered to be illiquid.

Restricted and other illiquid securities may be subject to the potential for delays on resale and uncertainty in valuation. the Fund might be unable to dispose of illiquid securities promptly or at reasonable prices and might thereby experience difficulty in satisfying redemption requests from shareholders. The Fund might have to register restricted securities in order to dispose of them, resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

A large institutional market exists for certain securities that are not registered under the Securities Act, including foreign securities. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments. Rule 144A under the Securities Act allows such a broader institutional trading market for securities otherwise subject to restrictions on resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the Securities Act for resale of certain securities to qualified institutional buyers. Rule 144A has produced enhanced liquidity for many restricted securities, and market liquidity for such securities may continue to expand as a result of this regulation and the consequent existence of the PORTAL system, which is an automated system for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers sponsored by NASDAQ.

Under guidelines adopted by the Board, the Fund's adviser may determine that particular Rule 144A securities, and commercial paper issued in reliance on the private placement exemption from registration afforded by Section 4(a)(2) of the Securities Act, are liquid even though they are not registered. A determination of whether such a security is liquid or not is a question of fact. In making this determination, the aAdviser will consider, as it deems appropriate under the circumstances and among other factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers willing to purchase or sell the security; (3) the number of other potential purchasers of the security; (4) dealer undertakings to make a market in the security; (5) the nature of the security (e.g., debt or equity, date of maturity, terms of dividend or interest payments, and other material terms) and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer); and (6) the rating of the security and the financial condition and prospects of the issuer. In the case of commercial paper, the adviser will also determine that the paper (1) is not traded flat or in default as to principal and interest, and (2) is rated in one of the two highest rating categories by at least two Nationally Recognized Statistical Rating Organizations ("NRSROs") or, if only one NRSRO rates the security, by that NRSRO, or, if the security is unrated, the adviser determines that it is of equivalent quality.

Rule 144A securities and Section 4(a)(2) commercial paper that have been deemed liquid as described above will continue to be monitored by the adviser to determine if the security is no longer liquid as the result of changed conditions. Investing in Rule 144A securities or Section 4(a)(2) commercial paper could have the effect of increasing the amount of the Fund's assets invested in illiquid securities if institutional buyers are unwilling to purchase such securities.

<u>Lending Portfolio Securities</u>

For the purpose of achieving income, the Fund may lend its portfolio securities, provided (1) the loan is secured continuously by collateral consisting of U.S. Government securities or cash or cash equivalents (cash, U.S. Government securities, negotiable certificates of deposit, bankers' acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned, (2) the Fund may at any time call the loan and obtain the return of securities loaned, (3) the Fund will receive any interest or dividends received on the loaned securities, and (4) the aggregate value of the securities loaned will not at any time exceed one-third of the total assets of the Fund.

INVESTMENT RESTRICTIONS

The Fund has adopted the following investment restrictions that may not be changed without approval by a "majority of the outstanding shares" of the Fund which, as used in this SAI, means the vote of the lesser of (a) 67% or more of the shares of the Fund represented at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund. The Fund may not:

1. Issue senior securities, except as otherwise permitted under the 1940 Act, and the rules and regulations promulgated thereunder;

2. With respect to 75% of its total assets, invest more than 5% of its total assets taken at market value in the securities of any one issuer, or in more than 10% of the outstanding voting securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies.

3. Borrow money, except (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund; or (b) from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. This limitation does not preclude the Fund from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of the Fund pursuant to reverse repurchase transactions;

4. Purchase securities on margin, participate on a joint or joint and several basis in any securities trading account, or underwrite securities. (Does not preclude the Fund from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities, and except to the extent that the Fund may be deemed an underwriter under the Securities Act, by virtue of disposing of portfolio securities.);

5. Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts);

6. Invest more than 25% of the market value of its assets in the securities of companies engaged in any one industry. The Fund will consider the concentration of its

underlying investment companies when determining the Fund's compliance with its concentration policy. (Does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.);

7. Purchase or sell commodities (unless acquired as a result of ownership of securities or other investments) or commodity futures contracts, except that the Fund may purchase and sell futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the ~~Commodity Futures Trading Commission~~CFTC, invest in securities or other instruments backed by commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities; or

8. Make loans to others, except that the Fund may, in accordance with its investment objective and policies, (i) lend portfolio securities, (ii) purchase and hold debt securities or other debt instruments, including but not limited to loan participations and sub-participations, assignments, and structured securities, (iii) make loans secured by mortgages on real property, (iv) enter into repurchase agreements, (v) enter into transactions where each loan is represented by a note executed by the borrower, and (vi) make time deposits with financial institutions and invest in instruments issued by financial institutions. For purposes of this limitation, the term "loans" shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

The Fund observes the following policies, which are not deemed fundamental and which may be changed without shareholder vote. The Fund may not:

1. Invest in any issuer for purposes of exercising control or management;

2. Invest in securities of other investment companies except as permitted under the 1940 Act;

3. Invest, in the aggregate, more than 15% of its net assets in securities with legal or contractual restrictions on resale, securities, which are not readily marketable and repurchase agreements with more than seven days to maturity. However, if more than 15% of Fund assets (defined as net assets plus the amount of any borrowing for investment purposes) are illiquid, the Fund's investment a~~A~~dviser will reduce illiquid assets such that they do not represent more than 15% of Fund assets, subject to timing and other considerations which are in the best interests of the Fund and its shareholders; or

4. Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of the Fund except as may be necessary in connection with borrowings described in limitation (1) above. Margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation.

5. Purchase any security when outstanding borrowings by the Fund represent more than 5% of its total assets.

If a restriction on the Fund's investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments of the Fund's investment portfolio, resulting from changes in the value of the Fund's total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Although fundamental investment restriction #7 reserves for the Fund the ability to make loans, there is no present intent to loan money and additional disclosure will be provided if such a strategy is implemented in the future.

POLICIES AND PROCEDURES FOR DISCLOSURE OF PORTFOLIO HOLDINGS

The Trust has adopted policies and procedures that govern the disclosure of the Fund's portfolio holdings. These policies and procedures are designed to ensure that such disclosure is in the best interests of Fund shareholders.

It is the Trust's policy to: (1) ensure that any disclosure of portfolio holdings information is in the best interest of Trust shareholders; (2) protect the confidentiality of portfolio holdings information; (3) have procedures in place to guard against personal trading based on the information; and (4) ensure that the disclosure of portfolio holdings information does not create conflicts between the interests of the Trust's shareholders and those of the Trust's affiliates.

The Fund discloses its portfolio holdings by mailing the annual and semi-annual reports to shareholders approximately two months after the end of the fiscal year and semi-annual period. In addition, The Fund discloses its portfolio holdings reports on Forms N-CSR and Form N-Q two months after the end of each quarter/semi-annual period.

The Fund may choose to make portfolio holdings information available to rating agencies such as Lipper, Morningstar or Bloomberg more frequently on a confidential basis.

Under limited circumstances, as described below, the Fund's portfolio holdings may be disclosed to certain third parties in advance of their filing with the Securities and Exchange Commission on Form N-CSR or Form N-Q. In each case, the Chief Compliance Officer will have determined that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and is prohibited from trading on material non-public information. The Board exercises oversight over the Chief Compliance Officer through the following means: (1) meeting with the Chief Compliance Officer quarterly to receive and review the Chief Compliance Officer's quarterly report; (2) having the Independent Trustees separately meet with the Chief Compliance Officer at least annually; (3) conducting an annual assessment of the Chief Compliance Officer; and (4) providing oral feedback to the Chief Compliance Officer on his planned activities for the year, ongoing education, and his annual written report.

The Adviser and Sub-Adviser. Personnel of the adviser and sub-adviser, including personnel responsible for managing the Fund's portfolio, may have full daily access to Fund portfolio holdings since that information is necessary in order for the adviser and sub-adviser to provide their management, administrative, and investment services to the Fund. As required for purposes of analyzing the impact of existing and future market changes on the prices, availability, demand and liquidity of such securities, as well as for the assistance of portfolio managers in the trading of such securities, adviser and sub-adviser personnel may also release and discuss certain portfolio holdings with various broker-dealers pursuant to authority delegated by the Board. Any party wishing to release portfolio holdings information on an ad hoc or special basis must submit any proposed arrangement to the Board, which will review such arrangement to determine whether it is (i) in the best interests of Fund shareholders, (ii) whether the information will be kept confidential (based on the factors discussed below), (iii) whether sufficient protections are in place to guard against personal trading based on the information and (iv) whether the disclosure presents a conflict of interest between the interests of Fund shareholders and those of the adviser or sub-adviser, or any affiliated person thereof. Additionally, the adviser, sub-adviser and their affiliates are prohibited from receiving compensation or other consideration, for themselves or on behalf of the Fund, as a result of disclosing the Fund's portfolio holdings.

Information disclosed to third parties, whether on an ongoing or ad hoc basis, disclosed under conditions of confidentiality.   "Conditions of confidentiality" include (i) confidentiality clauses in written agreements, (ii) confidentiality implied by the nature of the relationship (*e.g.*, attorney-client relationship), (iii) confidentiality required by fiduciary or regulatory principles (*e.g.*, custody relationships), or (iv) understandings or expectations between the parties that the information will be kept confidential.

Mutual Shareholder Services LLC. Mutual Shareholder Services LLC is the transfer agent and fund accountant for the Fund; therefore, its personnel have full daily access to the Fund's portfolio holdings since that information is necessary in order for them to provide the agreed-upon services for the Trust.

U.S. Bank, N.A. U.S. Bank, N.A. is custodian for the Fund; therefore, its personnel have full daily access to the Fund's portfolio holdings since that information is necessary in order for them to provide the agreed-upon services for the Trust.

Sanville & Company. Sanville & Company is the Fund's independent registered public accounting firm; therefore, its personnel have access to the Fund's portfolio holdings in connection with auditing of the Fund's annual financial statements and providing assistance and consultation in connection with SEC filings.

Thompson Hine LLP. Thompson Hine LLP is counsel to the Fund; therefore, its personnel have access to the Fund's portfolio holdings in connection with review of the Fund's annual and semi-annual shareholder reports and SEC filings.

Additions to List of Approved Recipients

The Trust's Chief Compliance Officer is the person responsible, and whose prior approval is required, for any disclosure of the Fund's portfolio securities at any time or to any persons other than the "Approved Recipients" described above. In such cases, the recipient must have a legitimate business need for the information and must be subject to a duty to keep the information confidential. There are no ongoing arrangements in place with respect to the disclosure of portfolio holdings. In no event shall the Fund, the adviser, sub-adviser or any other party receive any direct or indirect compensation in connection with the disclosure of information about the Fund's portfolio holdings.

Compliance with Portfolio Holdings Disclosure Procedures

The Trust's Chief Compliance Officer will report periodically to the Board with respect to compliance with the Fund's portfolio holdings disclosure procedures, and from time to time will provide the Board any updates to the portfolio holdings disclosure policies and procedures.

There is no assurance that the Trust's policies on disclosure of portfolio holdings will protect the Fund from the potential misuse of holdings information by individuals or firms in possession of that information.

MANAGEMENT

The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust's By-laws (the "Governing Documents"), which have been filed with the Securities and Exchange Commission and are available upon request. The Board consists of four individuals, three of whom are not "interested persons" (as defined under the 1940 Act) of the Trust or any investment adviser or sub-adviser to any series of the Trust ("Independent Trustees"). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust's purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Trust is led by John C. Oldham, as Chairman of the Board. Mr. Oldham is an interested person by virtue of his controlling interest in Second Nature Investments, LLC (the Trust's investment adviser) and his status as an officer of the Trust. The Board of Trustees is also comprised of three trustees who are not interested persons of the Trust ("Independent Trustees"). The Independent Trustees have not selected a Lead Independent Trustee. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Independent Trustees will meet in executive session, at least quarterly. Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. Generally, the Trustees believe it best to have an executive Chairman of the Board, who also serves as President (principal executive officer) and who is seen by shareholders, business partners and other stakeholders as providing strong leadership. The Trust believes that its Chairman, the independent chair of the Audit Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Trust, its funds and each shareholder because of the Board's collective business acumen and strong understanding of the regulatory framework under which investment companies must operate.

Board Risk Oversight

The Board of Trustees has a standing independent Audit Committee with a separate chair, F. Gerald Byrne. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of his individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills. John C. Oldham is the Chief Executive Officer of the Fund's investment adviser. Mr. Oldham has 7 years of experience as a financial advisor at Retirement Income Designs, Inc., where he has experience designing and implementing strategies to provide retirement income to clients while attempting to reduce risk and increasing reliability.   Mr. Oldham formulated the Fund's principal objective and investment strategy.   F. Gerald Byrne has over 30 years of experience in capital markets as a Chairman at Bank One Securities.   Mr. Byrne has extensive knowledge of generally accepted accounting principles (GAAP), internal controls and procedures for financial reporting, and expertise with audit committee functions. Mr. Byrne served as a member of the Audit Committee of Federal Farm Credit Funding Corp.   With his years of experience, Mr. Byrne is well-qualified to analyze Fund and Board actions compared to actions taken throughout the industry generally.   In his career as a Chief Financial Officer, Paul Krishnan developed strong technical accounting skills and industry experience in industrials, electronics and software. Mr. Krishnan has experience in providing financial oversight of multi-site, complex global operations and delivering exceptional quality and timeliness in financial reporting, planning and analysis. Mr. Krishnan's extensive accounting skills and background will be beneficial to Fund operations. Kenneth C. Weimer is a pediatrician who has been practicing medicine for the past 17 years. Dr. Weimer's background, knowledge, connections and experience are important to the Board when considering business partners, service providers, and marketing. The Trust does not believe any one factor is determinative in assessing a Trustee's qualifications, but that the collective experience of each Trustee makes them each highly qualified.

The following is a list of the Trustees and executive officers of the Trust and each person's principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is 8000 Town Centre Drive, Suite 400, Broadview Heights, OH 44147.

Independent Trustees

Name, Address and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee
F. Gerald Byrne, 1946	Trustee	Retired (since 2006); Chairman, Bank One Securities (1972-2006)	1	none
Paul Krishnan, 1960	Trustee	Retired (since 2011)	1	none
Kenneth C. Weimer, 1972	Trustee	Pediatrician, TeamHealth (2016-present); Memorial Medical Center	1	none

		(2012-2016); Hope Pediatrics LLC (2012-2016); Comp Health (2012-2016)		

* The term of office for each Trustee and officer listed above will continue indefinitely until the individual resigns or is removed.
** Fund Complex is defined as the funds in the Trust.

Interested Trustee and Officers

Name, Address and Year of Birth	**Position/Term of Office***	**Principal Occupation During the Past Five Years**	**Number of Portfolios in Fund Complex** Overseen by Trustee**	**Other Directorships held by Trustee**
John C. Oldham, 1980	Trustee; President & Secretary	Financial Advisor, Retirement Income Designs (2010-present)	1	none
Stephen G. Baker, 1980	Treasurer	Wholesaler and Regional Marketing Director, Highland Capital Management (2016-2017); Wholesaler and Regional Vice-President, American Realty Capital/Realty Capital Securities (2012-2015)	N/A	none
David A. Allen, 1969	Chief Compliance Officer	Compliance and Due Diligence Consultant, Clarity Audit Group (2001-present); Chief Financial Officer and Chief Operating Officer, Avenir Financial Group (2012-2015)	N/A	none

* The term of office for each Trustee and officer listed above will continue indefinitely until the individual resigns or is removed.
** Fund Complex is defined as the funds in the Trust.

Board Committees

Audit Committee

The Board has an Audit Committee that consists of all the Trustees who are not "interested persons" of the Trust within the meaning of the 1940 Act. The Audit Committee's responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust's independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust's financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust's independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor's independence; and (v) considering the comments of the independent auditors and management's responses thereto with respect to the quality and adequacy of the Trust's accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. The Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee generally will not consider shareholder nominees. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. As of the date of this SAI the Audit Committee met once.

Compensation

Each Trustee who is not affiliated with the Trust or an investment adviser to any series of the Trust will receive a per-meeting fee of $500 for his attendance at the regularly scheduled meetings of the Board of Trustees as well as reimbursement for any reasonable expenses incurred.

None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees are expected to receive from the Trust during the initial full fiscal year of the Fund. Each Independent Trustee is expected to attend all quarterly meetings during the period. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Estimated Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Funds	Estimated Annual Benefits Upon Retirement	Estimated Total Compensation From Trust and Fund Complex Paid to Trustees

	Expenses			
John C. Oldham, Chairman of the Board and Trustee	$0	$0	$0	$0
F. Gerald Byrne, Chairman of the Audit Committee and Trustee	$2,000	$0	$0	$2,000
Paul Krishnan, Trustee	$2,000	$0	$0	$2,000
Kenneth C. Weimer, Trustee	$2,000	$0	$0	$2,000

Management and Trustee Ownership

As of the date of this SAI, the Trustees and officers, as a group, owned no shares of the Fund or any of the Fund Complex's outstanding shares.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As a controlling shareholder, such person could control the outcome of any proposal submitted to the shareholders for approval, including changes to the Fund's fundamental policies or the terms of the agreement with the Adviser, or the terms of other agreements or proposals. As of the date of this SAI, Norma Starrine, c/o Second Nature Investments, LLC, 8387 E. Twisted Leaf Dr., Gold Canyon, Arizona 85118, is the Fund's sole shareholder and is deemed to control the Fund.

INVESTMENT ADVISER AND SUB-ADVISER

Investment Adviser and Advisory Agreement

Second Nature Investments, LLC, 8387 E. Twisted Leaf Dr., Gold Canyon, AZ 85118, serves as the Fund's Investment Adviser (the "Adviser"). The Adviser is registered with the SEC as an investment aAdviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2016. It was formed for the purpose of advising funds, individuals and businesses. As of the date of this SAI, the Fund is its sole client. As of the date of this SAI, John C. Oldham controls the Adviser because he is majority owner of its membership interests.

Subject to the authority of the Board of Trustees, the Adviser is responsible for the overall management of the Fund's investment-related business affairs. Pursuant to an investment advisory agreement (the "Advisory Agreement") with the Trust, on behalf of the Fund, the Adviser, subject to the supervision of the Board of the Trust, and in conformity with the stated policies of the Fund, manages the portfolio investment operations of the Fund. The Adviser is responsible for selecting the Fund's Sub-Adviser (as defined below) and assuring that investments are made according to the Fund's investment objective, policies and restrictions. The Adviser has overall supervisory responsibilities for the general management and investment of the Fund's securities portfolio, as detailed below, which are subject to review and approval by the Board of Trustees. In general, the Adviser's duties include setting the Fund's overall investment strategies and asset allocation.

Pursuant to the Advisory Agreement, the Adviser, under the supervision of the Board of Trustees, agrees to invest the assets of the Fund in accordance with applicable law and the investment objective, policies and restrictions set forth in the Fund's current Prospectus and Statement of Additional Information, and subject to such further limitations as the Trust may from time to time impose by written notice to the Adviser. The Adviser shall act as the investment Adviser to the Fund and, as such shall, (i) obtain and evaluate such information relating to the economy, industries, business, securities markets and securities as it may deem necessary or useful in discharging its responsibilities here under, (ii) formulate a continuing program for the investment of the assets of the Fund in a manner consistent with its investment objective, policies and restrictions, and (iii) determine from time to time securities to be purchased, sold, retained or lent by the Fund, and implement those decisions, including the selection of entities with or through which such purchases, sales or loans are to be effected; provided, that the Adviser or its designee, directly, will place orders pursuant to its investment determinations either directly with the issuer or with a broker or dealer, and if with a broker or dealer, (a) will attempt to obtain the best price and execution of its orders, and (b) may nevertheless in its discretion purchase and sell portfolio securities from and to brokers who provide the Adviser with research, analysis, advice and similar services and pay such brokers in return a higher commission or spread than may be charged by other brokers. The Adviser also provides the Fund with all necessary office facilities and personnel for servicing the Fund's investments, compensates all officers, Trustees and employees of the Trust who are officers, directors or employees of the Adviser, and all personnel of the Fund or the Adviser performing services relating to research, statistical and investment activities.

In addition, the Adviser, subject to the supervision of the Board of Trustees, provides the management and supplemental administrative services necessary for the operation of the Fund. These services include providing assisting in the supervising of relations with custodians, transfer and pricing agents, accountants, underwriters and other persons dealing with the Fund; assisting in the preparing of all general shareholder communications and conducting shareholder relations; assisting in maintaining the Fund's records and the registration of the Fund's shares under federal securities laws and making necessary filings under state securities laws; assisting in developing management and shareholder services for the Fund; and furnishing reports, evaluations and analyses on a variety of subjects to the Trustees.

The Fund pays an annual management fee (computed daily and payable monthly) of 0.99% of the Fund's average daily net assets to the Adviser pursuant to the Advisory Agreement. The advisory fee will be allocated proportionately to the Fund's share classes. ~~The Adviser pays the Fund's Sub-Adviser out of the fee it receives from the Fund.~~

The Adviser has contractually agreed to limit total annual operating expenses of the Fund through December 31, 2018 including the advisory fee, (exclusive of any front-end or contingent deferred loads, brokerage fees and commissions, 12b-1 fees, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Trust officers and trustees, contractual indemnification of Fund service providers (other than the Adviser)) to 1.75% and 1.50% for Class A and Class I shares, respectively, of the Fund's average daily net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years from the date the Adviser waived any payment or reimbursed any expense, if such recoupment can be achieved within the foregoing expense limits. Any recoupments would be limited to either (1) the expense cap in effect at the time of waiver, or (2) the expense cap in effect at the time of recapture, whichever is less. These agreements may be terminated only by the ~~Trust's~~ Board of Trustees, on 60 days' written notice to the Adviser.

Expenses not expressly assumed by the Adviser under the Advisory Agreement are paid by the Fund. Under the terms of the Advisory Agreement, the Fund is responsible for the payment of the following expenses among others: (a) the fees payable to the Adviser, (b) the fees and expenses of Trustees who are not affiliated persons of the Adviser, Sub-Adviser or Distributor (c) the fees and certain expenses of the Custodian and Transfer and Dividend Disbursing Agent, including the cost of maintaining certain required records of the Fund and of pricing the Fund's shares, (d) the charges and expenses of legal counsel and independent accountants for the Fund, (e) brokerage commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions, (f) all taxes and corporate fees payable by the Fund to governmental agencies, (g) the fees of any trade association of which the Fund may be a member, (h) the cost of fidelity and liability insurance, (i) the fees and expenses involved in registering and maintaining registration of the Fund and of shares with the SEC, qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes, (j) all expenses of shareholders and Trustees' meetings (including travel expenses of trustees and officers of the Trust who are not directors, officers or employees of the Adviser or the Sub-Adviser) and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to the shareholders and (k) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business.

The Advisory Agreement will continue in effect for two (2) years initially and thereafter shall continue from year to year provided such continuance is approved at least annually by (a) a vote of the majority of the Independent Trustees, cast in person at a meeting specifically called for the purpose of voting on such approval and by (b) the majority vote of either all of the Trustees or the vote of a majority of the outstanding

shares of the Fund. The Advisory Agreement may be terminated without penalty on 60 days written notice by a vote of a majority of the Trustees or by the Adviser, or by holders of a majority of the Fund's outstanding shares (with respect to the Fund). The Advisory Agreement shall terminate automatically in the event of its assignment.

Investment Sub-Adviser and Sub-Advisory Agreement

KBK Capital Management, LLC, 55 SE 2nd Avenue, Delray Beach, FL 33444, serves as the Fund's investment Sub-Adviser (the "Sub-Adviser"). The Sub-Adviser is registered with the SEC as an investment a~~A~~dviser under the Investment Advisers Act of 1940, as amended. The Sub-Adviser is a Delaware limited liability company formed in 2016. It was formed for the purpose of advising funds and high net worth individuals. As of October 31, 2017 the Sub-Adviser had less than one million in assets under management. As of the date of this SAI, Kevin Bush and Bhavana Khanna are each deemed to control the Sub-Adviser because they each own more that 25% of its membership interests.

Pursuant to the sub-advisory agreement between the Adviser and the Sub-Adviser, the Adviser has appointed the Sub-Adviser to act as investment Sub-Adviser and to assist in the management of the Fund's assets, subject to the supervision and discretion of the Adviser and the authority of the Board of Trustees. The sub-advisory fee is paid by the Adviser, not the Fund~~, from the assets of the Fund~~. The Sub-Adviser has agreed to waive all fees until the Adviser receives at least a portion of its advisor fee of 0.99% after the effect of fee waivers and reimbursements from the Adviser to the Fund.~~operates at a net profit~~. At that time, the Adviser will pay the Sub-Adviser an annual fee of 0.50% on the first $100,000,000 of the Fund's assets under management~~average daily net assets~~, 0.40% on the Fund's assets under management~~average daily net assets~~ between $100,000,000.01-$1~~2~~50,000,000, and 0.30% on the Fund's ~~average daily net assets~~assets under management over $1~~2~~50,000,000. The Sub-Adviser's fee waiver is not subject to recoupment.~~"~~

Codes of Ethics

The Trust, the Adviser, the Sub-Adviser and the Distributor have each adopted codes of ethics (each a "Code") under Rule 17j-1 under the 1940 Act that govern the personal securities transactions of their board members, officers and employees who may have access to current trading information of the Trust. Under the Codes, the Trustees and Officers are permitted to invest in securities that may also be purchased or held by the Fund.

In addition, the Trust has adopted a code of ethics (the "Trust Code"), which applies only to the Trust's executive officers to ensure that these officers promote professional conduct in the practice of corporate governance and management. The purpose behind these guidelines is to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely, and understandable disclosure

in reports and documents that the Trust files with, or submits to, the SEC and in other public communications made by the Fund; (iii) compliance with applicable governmental laws, rule and regulations; (iv) the prompt internal reporting of violations of the Trust Code to an appropriate person or persons identified in the Trust Code; and (v) accountability for adherence to the Trust Code.

Proxy Voting Policies

The Board has adopted Proxy Voting Policies and Procedures ("Policies") on behalf of the Trust, which delegate the responsibility for voting proxies to the Sub-Adviser or its designee, subject to the Board's continuing oversight. The Policies require that the Sub-Adviser or its designee vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Sub-Adviser or its designee to present to the Board, at least annually, the Sub-Adviser's Proxy Policies, or the proxy policies of the Sub-Adviser's designee, and a record of each proxy voted by the Sub-Adviser or its designee on behalf of the Fund, including a report on the resolution of any proxies identified by the Sub-Adviser as involving a conflict of interest.

Where a proxy proposal raises a material conflict between the Adviser's, Sub-Adviser's or its designee's interests and the Fund's interests, the Sub-Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the client's directive using the recommendation of an independent third party. If the third party's recommendations are not received in a timely fashion, Sub-Adviser will abstain from voting the securities held by that client's account. A copy of the Sub-Adviser's proxy voting policies is attached hereto as Appendix A.

More information. Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund at 1-888-727-3301; and (2) on the SEC's website at http://www.sec.gov. In addition, a copy of the Fund's proxy voting policies and procedures are also available by calling 1-888-727-3301 and will be sent within three business days of receipt of a request.

THE DISTRIBUTOR

Arbor Court Capital, LLC, located at 8000 Town Centre Drive, Suite 300, Broadview Heights, OH 44147 (the "Distributor") serves as the principal underwriter and national distributor for the shares of the Trust pursuant to an underwriting agreement with the Trust (the "Underwriting Agreement"). The Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934 and each state's securities laws and is a member of the FINRA. The offering of the Fund's shares is continuous. The Underwriting Agreement provides that the Distributor, as agent in connection with the distribution of the Fund's shares, will use reasonable efforts to facilitate the sale of the Fund's shares.

The Underwriting Agreement provides that, unless sooner terminated, it will continue in effect for two years initially and thereafter shall continue from year to year, subject to annual approval by (a) the Board or a vote of a majority of the outstanding shares, and (b) by a majority of the Trustees who are not interested persons of the Trust or of the Distributor by vote cast in person at a meeting called for the purpose of voting on such approval.

The Underwriting Agreement may be terminated by the Fund at any time, without the payment of any penalty, by vote of a majority of the entire Board ~~of the Trust~~ or by vote of a majority of the outstanding shares of the Fund on 60 days written notice to the Distributor, or by the Distributor at any time, without the payment of any penalty, on 60 days written notice to the Fund. The Underwriting Agreement will automatically terminate in the event of its assignment.

The Distributor may enter into selling agreements with broker-dealers that solicit orders for the sale of shares of the Fund and may allow concessions to dealers that sell shares of the Fund.

Rule 12b-1 Plan

The Trust, with respect to the Fund, has adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan") for Class A shares pursuant to which the Fund is authorized to pay the Distributor, as compensation for Distributor's distribution and shareholder services under the Plan. The Board has approved a distribution and shareholder servicing fee at the rate of up to 0.25% for Class A shares of the Fund's average daily net assets attributable to the Class A shares. Such fees are to be paid by the Fund monthly, or at such other intervals as the Board shall determine. Such fees shall be based upon the Fund's average daily net assets during the preceding month, and shall be calculated and accrued daily. The Fund may pay fees to the Distributor at a lesser rate, as agreed upon by the Board of Trustees of the Trust and the Distributor. The Plan authorizes payments to the Distributor as compensation for providing Class A distribution services, account maintenance services to Class A shareholders, including arranging for certain securities dealers or brokers, administrators and others ("Recipients") to provide these services and paying compensation for these services.

The services to be provided by Recipients may include, but are not limited to, the following: assistance in the offering and sale of Fund shares and in other aspects of the marketing of the shares to clients or prospective clients of the respective recipients; answering routine inquiries concerning the Fund; assisting in the establishment and maintenance of accounts or sub-accounts in the Fund and in processing purchase and redemption transactions; making the Fund's investment plan and shareholder services available; and providing such other information and services to investors in shares of the Fund as the Distributor or the Trust, on behalf of the Fund, may reasonably request. The distribution services shall also include any advertising and marketing services provided by or arranged by the Distributor with respect to the Fund.

The Distributor is required to provide a written report, at least quarterly to the Board ~~of Trustees of the Trust~~, specifying in reasonable detail the amounts expended pursuant to the Plan and the purposes for which such expenditures were made. Further, the Distributor will inform the Board of any Rule 12b-1 fees to be paid by the Distributor to Recipients.

The Plan may not be amended to increase materially the amount of the Distributor's compensation to be paid by the Fund, unless such amendment is approved by the vote of a majority of the outstanding voting securities of the affected class of the Fund (as defined in the 1940 Act). All material amendments must be approved by a majority of the Board ~~of Trustees of the Trust~~ and a majority of the Rule 12b-1 Trustees by votes cast in person at a meeting called for the purpose of voting on the Plan. During the term of the Plan, the selection and nomination of non-interested Trustees of the Trust will be committed to the discretion of current non-interested Trustees. The Distributor will preserve copies of the Rule 12b-1 Plan, any related agreements, and all reports, for a period of not less than six years from the date of such document and for at least the first two years in an easily accessible place.

Any agreement related to a Plan will be in writing and provide that: (a) it may be terminated by the Trust or the Fund at any time upon sixty days written notice, without the payment of any penalty, by vote of a majority of the respective Rule 12b-1 Trustees, or by vote of a majority of the outstanding voting securities of the Trust or the Fund; (b) it will automatically terminate in the event of its assignment (as defined in the 1940 Act); and (c) it will continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved at least annually by a majority of the Board and a majority of the Rule 12b-1 Trustees by votes cast in person at a meeting called for the purpose of voting on such agreement.

PORTFOLIO MANAGERS

Kevin Bush and Bhavana Khanna serve as the portfolio managers of the Fund. As of October 31, 2017, the portfolio managers are responsible for the portfolio management of the following types of accounts in addition to the Fund:

Total Other Accounts By Type Kevin Bush	Total Number of Accounts by Account Type	Total Assets By Account Type (in millions)	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	1	$.25
Other Accounts	0	$0	0	$0
Total Other Accounts	Total Number of	Total Assets By	Number of	Total Assets By

By Type Bhavana Khanna	Accounts by Account Type	Account Type (in millions)	Accounts by Type Subject to a Performance Fee	Account Type Subject to a Performance Fee (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	1	$.25
Other Accounts	0	$0	0	$0

Conflicts of Interest

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager's management of the Fund's investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute the Fund's portfolio trades and/or specific uses of commissions from the Fund's portfolio trades (for example, research, or "soft dollars", if any). The Adviser and Sub-Adviser has adopted policies and procedures and has structured the portfolio managers' compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

Compensation

Kevin Bush and Bhavna Khanna receive a salary for services. They participate in a 401k plan with a matching contribution based on eligible salary. As partial owners of the Sub-Adviser a share of profits (or loss) flow through to them.

Ownership of Securities

The following table shows the dollar range of equity securities beneficially owned by the portfolio managers in the Fund as of the date of this SAI.

Name of Portfolio Manager	Dollar Range of Equity Securities Fund
Kevin Bush	$0
Bhavana Khanna	$0

ALLOCATION OF PORTFOLIO BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio managers, who are employees of the Adviser and the Sub-Adviser. Each is authorized by the Trustees to allocate the orders placed by them on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser or Sub-Adviser for the Fund's use. Such allocation is to be in such amounts and proportions as the respective Adviser or Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser and the Sub-Adviser will take some or all of the following into consideration:

- the best net price available;

- the reliability, integrity and financial condition of the broker or dealer;

- the size of and difficulty in executing the order; and

- the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser or the Sub-Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage, research and other services provided to the Fund. In allocating portfolio brokerage, the Adviser or the Sub-Adviser ~~may~~ is permitted to select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser or the Sub-Adviser exercises investment discretion, provided such broker or dealer is providing best execution to the Fund. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund's, while services related to portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

PORTFOLIO TURNOVER

The Fund's portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. The calculation excludes from both the numerator and the denominator securities with maturities at the time of acquisition of one year or less. High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund. A 100% turnover rate would occur if all of the Fund's portfolio securities were replaced once within a one-year period.

OTHER SERVICE PROVIDERS

Fund Accounting and Transfer Agent Services

Mutual Shareholder Services LLC, which has its principal office at 8000 Town Centre Drive, Suite 300, Broadview Heights, OH 44147, serves as fund accountant and transfer agent for the Fund pursuant to a transfer agent agreement and an accounting services agreement (the "Agreements") with the Fund and subject to the supervision of the Board. Mutual Shareholder Services is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds. Mutual Shareholder Services is under common control with the Fund's Distributor.

The Agreements will remain in effect for three years from the applicable effective date for the Fund, and will continue in effect for successive twelve-month periods. However, Agreements are terminable by the Board or Mutual Shareholder Services on 90 days' written notice and may be assigned by either party, provided that the Trust may not assign this agreement without the prior written consent of Mutual Shareholder Services. The Agreements provide that Mutual Shareholder Services shall be without liability for any action reasonably taken or omitted pursuant to the Agreements.

Under the Agreements, Mutual Shareholder Services performs services, including: (i) receive for acceptance, orders for the purchase of shares, and promptly deliver payment and appropriate documentation therefore to the Custodian; (ii) prepare and transmit payments for dividends and distributions declared; (iii) maintain an Anti-Money Laundering Program in compliance with the USA Patriot Act of 2001 and regulations thereunder; (iv) record the issuance of shares and maintain pursuant to SEC Rule 17Ad-10(e) a record of the total number of shares; (v) perform all of the customary services of a transfer agent, dividend disbursing and redemption agent; (vi) maintain and keep current all books and records as required by Rule 31a-1 under the 1940 Act, as such rule or any successor rule may be amended from time to time that are applicable; (vii) prepare and maintain the following records upon receipt of information in proper form such as cash receipts journal, cash disbursements journal,, dividend record, purchase and sales of portfolio securities journals, subscription and redemption journals, security ledgers, broker ledger, general ledger, daily expense accruals, daily income accruals, securities and monies borrowed or loaned and collateral therefore, foreign currency journals, and trial balances; and(viii) provide all raw data available from its fund accounting system for the preparation semi-annual and annual financial statements, tax returns; and financial data necessary to update form N-1A.

For the services rendered to the Fund by Mutual Shareholder Services, the Fund pays Mutual Shareholder Services an asset based percentage fee, which scales downward based upon net assets. The Fund also pays Mutual Shareholder Services for any out-of-pocket expenses.

Custodian

U.S. Bank, N.A., (the "Custodian"), serves as the custodian of the Fund's assets pursuant to a custody agreement (the "Custody Agreement") by and between the Custodian and the Trust on behalf of the Fund. The Custodian's responsibilities include safeguarding and controlling the Fund's cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the Fund's investments. Pursuant to the Custody Agreement, the Custodian also maintains original entry documents and books of record and general ledgers; posts cash receipts and disbursements; and records purchases and sales based upon communications from the Adviser. The Fund may employ foreign sub-custodians that are approved by the Board to hold foreign assets.

Compliance Officer

Clarity Audit Group, LLC, located at 768 South Main Street, Bethel VT 05032, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between Clarity Audit Group, LLC and the Trust. Mr. David Allen serves as Chief Compliance Officer and provides compliance services consisting primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act. For the compliance services rendered to the Trust, the Trust pays Clarity Audit Group, LLC a monthly fee and any out-of-pocket expenses.

DESCRIPTION OF SHARES

Each share of beneficial interest of the Trust has one vote in the election of Trustees. Cumulative voting is not authorized for the Trust. This means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so, and, in that event, the holders of the remaining shares will be unable to elect any Trustees.

Shareholders of the Trust and any other future series of the Trust will vote in the aggregate and not by series except as otherwise required by law or when the Board determines that the matter to be voted upon affects only the interest of the shareholders of a particular series or classes. Matters such as election of Trustees are not subject to separate voting requirements and may be acted upon by shareholders of the Trust voting without regard to series.

The Trust is authorized to issue an unlimited number of shares of beneficial interest. Each share has equal, per-class, dividend, distribution and liquidation rights. There are no conversion or preemptive rights applicable to any shares of the Fund. All shares issued are fully paid and non-assessable.

ANTI-MONEY LAUNDERING PROGRAM

The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). To ensure compliance with this law, the Trust's Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. The Trust's secretary serves as its Anti-Money Laundering Compliance Officer.

Procedures to implement the Program include, but are not limited to, determining that the Fund's Distributor and Transfer Agent have established proper anti-money laundering procedures, reporting suspicious and/or fraudulent activity and providing a complete and thorough review of all new opening account applications. The Trust will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

As a result of the Program, the Trust may be required to "freeze" the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Trust may be required to transfer the account or proceeds of the account to a governmental agency.

PURCHASE, REDEMPTION AND PRICING OF SHARES

Calculation of Share Price

As indicated in the Prospectus under the heading "Net Asset Value," the NAV of the Fund's shares is determined by dividing the total value of the Fund's portfolio investments and other assets, less any liabilities, by the total number of shares outstanding (on a per-class basis) of the Fund.

For purposes of calculating the NAV, portfolio securities and other assets for which market quotes are available are stated at market value. Market value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Securities primarily traded in the NASDAQ National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation on the primary exchange, or if there has been no sale on such day, at the mean between the current bid and ask prices on such exchange. Certain securities or investments for which daily market quotes are not readily available may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Exchange traded options, futures and options on futures are valued at the settlement price determined by the exchange. Other securities for which market quotes are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction.

Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Fund's shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the New York Stock Exchange ("NYSE") is closed and an investor is not able to purchase, redeem or exchange shares.

The Fund's shares are valued at the close of regular trading on the NYSE (normally 4:00 p.m., Eastern Time) (the "NYSE Close") on each day that the ~~New York Stock Exchange~~NYSE is open. For purposes of calculating the NAV, the Fund normally uses pricing data for domestic equity securities received shortly after the NYSE Close and do not normally take into account trading, clearances or settlements that take place after the NYSE Close. Domestic fixed income and foreign securities are normally priced using data reflecting the earlier closing of the principal markets for those securities. Information that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of the security or the NAV determined earlier that day.

When market quotations are insufficient or not readily available, the Fund may value securities at fair value or estimate their value as determined in good faith by the Board or their designees, pursuant to procedures approved by the Board. Fair valuation may also be used by the Board if extraordinary events occur after the close of the relevant market but prior to the NYSE Close.

The Fund may hold securities, such as private placements, interests in commodity pools, other non-traded securities or temporarily illiquid securities, for which market quotations are not readily available or are determined to be unreliable. These securities will be valued at their fair market value as determined using the "fair value" procedures approved by the Board. The Board has delegated execution of these procedures to a fair value team composed of one of more representatives from each of the (i) Trust, (ii) administrator, and (iii) Adviser and/or Sub-Adviser. The team may also enlist third party consultants such as an audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

Fair Value Team and Valuation Process. This team is composed of one of more representatives from each of the (i) Trust, (ii) administrator, and (iii) Adviser and/or Sub-Adviser. The applicable investments are valued collectively via inputs from each of these groups. For example, fair value determinations are required for the following securities: (i) securities for which market quotations are insufficient or not readily available on a particular business day (including securities for which there is a short and temporary lapse in the provision of a price by the regular pricing source), (ii) securities for which, in the judgment of the Adviser or Sub-Adviser, the prices or values available do not represent the fair value of the instrument. Factors which may cause the Adviser or Sub-Adviser to make such a judgment include, but are not limited to, the following: only a bid price or an asked price is available; the spread between bid and asked prices is substantial; the frequency of sales; the thinness of the market; the size of reported trades; and actions of the securities markets, such as the suspension or limitation of trading; (iii) securities determined to be illiquid; (iv) securities with respect to which an event that will affect the value thereof has occurred (a "significant event") since the closing prices were established on the principal exchange on which they are traded, but prior to the Fund's calculation of its ~~net asset value~~NAV. Specifically, interests in commodity pools or managed futures pools are valued on a daily basis by reference to the closing market prices of each futures contract or other asset held by a pool, as adjusted for pool expenses. Restricted or illiquid securities, such as private placements or non-traded securities are valued via inputs from the Adviser or Sub-Adviser valuation based upon the current bid for the security from two or more independent dealers or other parties reasonably familiar with the facts and circumstances of the security (who should take into consideration all relevant factors as may be appropriate under the circumstances). If the Adviser or Sub-Adviser is unable to obtain a current bid from such independent dealers or other independent parties, the fair value team shall determine the fair value of such security using the following factors: (i) the type of security; (ii) the cost at date of purchase; (iii) the size and nature of the Fund's holdings; (iv) the discount from market value of unrestricted securities of the same class at the time of purchase and subsequent thereto; (v) information as to any transactions or offers with respect to the security; (vi) the nature and duration of restrictions on disposition of the security and the existence of any registration rights; (vii) how the yield of the security compares to similar securities of companies of similar or equal creditworthiness; (viii) the level of recent trades of similar or comparable securities; (ix) the liquidity characteristics of the security; (x) current market conditions; and (xi) the market value of any securities into which the security is convertible or exchangeable.

Standards For Fair Value Determinations. As a general principle, the fair value of a security is the amount that the Fund might reasonably expect to realize upon its current sale. The Trust has adopted Financial Accounting Standards Board Statement of Financial Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"). In accordance with ASC 820, fair value is defined as the price that the Fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 establishes a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available under the circumstances.

Various inputs are used in determining the value of the Fund's investments relating to ASC 820. These inputs are summarized in the three broad levels listed below.

Level 1 – quoted prices in active markets for identical securities.

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments).

The fair value team takes into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of a portfolio manager of the fund with respect to the valuation of the security; (v) whether the same or similar securities are held by other funds managed by the Adviser (or Sub-Adviser) or other funds and the method used to price the security in those funds; (vi) the extent to which the fair value to be determined for the security will result from the use of data or formulae produced by independent third parties and (vii) the liquidity or illiquidity of the market for the security.

Board of Trustees Determination. The Board of Trustees meets at least quarterly to consider the valuations provided by fair value team and ratify valuations for the applicable securities. The Board of Trustees considers the reports provided by the fair value team, including follow up studies of subsequent market-provided prices when available, in reviewing and determining in good faith the fair value of the applicable portfolio securities.

The Trust expects that the NYSE will be closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

Purchase of Shares

Orders for shares received by the Fund in good order prior to the close of business on the NYSE on each day during such periods that the NYSE is open for trading are priced at the public offering price, which is NAV plus any sales charge, or at net asset value per share on a per-class basis (if no sales charges apply) computed as of the close of the regular session of trading on the NYSE. Orders received in good order after the close of the NYSE, or on a day it is not open for trading, are priced at the close of such NYSE on the next day on which it is open for trading at the next determined net asset value per share plus sales charges, if any.

Redemption of Shares

The Fund will redeem all or any portion of a shareholder's shares of the Fund when requested in accordance with the procedures set forth in the "Redemptions" section of the Prospectus. Under the 1940 Act, a shareholder's right to redeem shares and to receive payment therefore may be suspended at times:

(a) when the NYSE is closed, other than customary weekend and holiday closings;

(b) when trading on that exchange is restricted for any reason;

(c) when an emergency exists as a result of which disposal by the Fund of securities owned is not reasonably practicable or it is not reasonably practicable for the Fund to fairly to determine the value of net assets, provided that applicable rules and regulations of the SEC (or any succeeding governmental authority) will govern as to whether the conditions prescribed in (b) or (c) exist; or

(d) when the SEC by order permits a suspension of the right to redemption or a postponement of the date of payment on redemption.

In case of suspension of the right of redemption, payment of a redemption request will be made based on the net asset value next determined after the termination of the suspension.

Supporting documents in addition to those listed under "Redemptions" in the Prospectus will be required from executors, administrators, trustees, or if redemption is requested by someone other than the shareholder of record. Such documents include, but are not restricted to, stock powers, trust instruments, certificates of death, appointments as executor, certificates of corporate authority and waiver of tax required in some states when settling estates.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax Adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Tax Code"), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, The Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Tax Code.

Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. Capital losses incurred in tax years beginning after December 22, 2010 may now be carried forward indefinitely and retain the character of the original loss. Under previously enacted laws, capital losses could be carried forward to offset any capital gains for only eight years, and carried forward as short-term capital losses, irrespective of the character of the original loss. Capital loss carryforwards are available to offset future realized capital gains. To the extent that these carryforwards are used to offset future capital gains it is probable that the amount offset will not be distributed to shareholders.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Tax Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of tThe Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Tax Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it may be able to pay a tax penalty on the portion of income that caused to inadvertently violate Subchapter M or it will be treated as a corporation for federal income tax purposes. If treated as a corporation, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund's net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the

Fund's net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Tax Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Tax Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain ("capital gain dividends") generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

For taxable years beginning after December 31, 2012, certain U.S. shareholders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on all or a portion of their "net investment income," which should include dividends from the Fund and net gains from the disposition of shares of the Fund. U.S. Shareholders are urged to consult their own tax aAdvisers regarding the implications of the additional Medicare tax resulting from an investment in the Fund.

A redemption of the Fund's shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Tax Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Tax Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Other Reporting and Withholding Requirements

Payments to a shareholder that is either a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Foreign Account Tax Compliance Act ("FATCA") may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by the Fund after June 30, 2014 and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund after December 31, 2016. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund's transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, a certain percentage of the Fund's hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund's book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund's remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient's basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund's book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a regular investment company that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain "passive foreign investment companies" ("PFICs") could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a "qualified electing fund" ("QEF election"), in which case the Fund will be required to include its share of the company's income and net capital gains annually, regardless of whether they receive any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings "to the market" as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund's taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund's total return.

Foreign Currency Transactions

The Fund's transactions in foreign currencies, foreign currency-denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to "pass through" to the Fund's shareholders the amount of eligible foreign income and similar taxes paid by the Fund. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund's taxable year whether the foreign taxes paid by the Fund will "pass through" for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund's income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount ("OID") is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the "accrued market discount" on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

The Fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund's shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax Advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected Sanville & Company, located at 1514 Old York Road, Abington, PA 19001, as its independent registered public accounting firm for the current fiscal period. The firm provides services including (i) audit of annual financial statements, and (ii) assistance and consultation in connection with SEC filings.

LEGAL COUNSEL

Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, Ohio 43215, serves as the Trust's legal counsel.

FINANCIAL STATEMENTS

The financial statements presented herein were prepared when the Fund's anticipated name was "The Childhood Essentials Growth Fund." Updated financial statements will be provided before the Fund goes effective.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Trustees
of the Childhood Essentials Growth Fund –
a Series of Second Nature Series Trust

We have audited the accompanying statement of assets and liabilities of the Childhood Essentials Growth Fund (the "Fund"), a series of the Second Nature Series Trust (the "Trust"), as of November 10, 2017 and the related statement of operations for the one day then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets and liabilities is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of fund assets with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities referred to above presents fairly, in all material respects, the financial position of the Childhood Essentials Growth Fund, a series of the Second Nature Series Trust, as of November 10, 2017, in conformity with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania

November 20, 2017

Childhood Essentials Growth Fund

Statement of Assets and Liabilities
November 10, 2017

Assets:		
Cash	$	100,000
Deferred Offering Cost (Note 5)		19,907
Receivable from Adviser for reimbursement of organizational costs (See Note 5)		45,126
Total Assets		165,033
Liabilities:		
Accrued Offering Cost (Note 5)		19,907
Accrued Organizational Cost (Note 5)		45,126
Total Liabilities		65,033
Net Assets	$	100,000
Net Assets Consist of:		
Paid In Capital	$	100,000
Net Assets	$	100,000

Net Asset Value Per Share

Class I

Net Assets	$	100,000
Shares of beneficial interest outstanding (unlimited shares authorized at no par value)		10,000
Net asset value and offering price per share	$	10.00

The accompanying notes are an integral part of these financial statements.

Childhood Essentials Growth Fund
Statement of Operations
For the One Day Ended November 10, 2017

Expenses:		
Accrued Organizational Cost (Note 5)	$	45,126
Less: Expense Reimbursement (Note 5)		45,126
Total Expenses		0
Net Investment Income	$	0
Net Increase Resulting from Operations	$	0

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

The Childhood Essentials Growth Fund (the "Fund") is a diversified series of Second Nature Series Trust, a Delaware statutory trust organized on February 23, 2017 (the "Trust"). The Trust is registered as an open-end management investment company. The Trust is governed by its Board of Trustees (the "Board," "Trustees," or "Board of Trustees"). The Fund may issue an unlimited number of shares of beneficial interest.

The Fund offers two classes of shares: Class A and Class I shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees' fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees may classify and reclassify the shares of the Funds into additional classes of shares at a future date. Currently, only the Class I shares are active.

The Fund's investment objective is to seek long-term capital appreciation.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Fund's significant accounting policies. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

As an investment company, as defined in Financial Accounting Standards Board ("FASB") Accounting Standards Update 2013-08, the Fund follows accounting and reporting guidance under FASB Accounting Standards Codification Topic 946, "Financial Services – Investment Companies."

USE OF ESTIMATES: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

SHARE VALUATION: The Fund's net asset value ("NAV") is calculated once daily, for each class of shares, at the close of regular trading hours on the New York Stock Exchange (the "NYSE") (generally 4:00 p.m. Eastern time) on each day the NYSE is open. The NAV is determined by totaling the value of all portfolio securities, cash and other assets held by the Fund, and subtracting from that total all liabilities, including accrued expenses. The total NAV, for each class, is divided by the total number of shares outstanding, for each class, to determine the NAV of each share.

SUBSEQUENT EVENTS: The Fund is required to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statement of Assets and Liabilities. Management has evaluated the impact of all subsequent events on the Fund through the issuance date of these financial statements and has noted no such events requiring accounting or disclosure.

3. RELATED PARTY TRANSACTIONS

INVESTMENT ADVISER: Second Nature Investments, LLC, 8387 E. Twisted Leaf Dr., Gold Canyon, AZ 85118, serves as the Fund's Investment Adviser (the "Adviser"). The Adviser is registered with the SEC as an investment Adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware Limited Liability Company formed in 2016. John C. Oldham controls the Adviser because he is the majority owner of its membership interests.

The Fund pays an annual management fee (computed daily and payable monthly) of 0.99% of the Fund's average daily net assets to the Adviser pursuant to the Advisory Agreement. The Adviser pays the Fund's Sub-Adviser out of the fee it receives from the Fund.

The Adviser has contractually agreed to limit total annual operating expenses of the Fund through December 31, 2018 including the advisory fee, (exclusive of any front-end or contingent deferred loads, brokerage fees and commissions, 12b-1 fees, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Trust officers and trustees, contractual indemnification of Fund service providers (other than the Adviser)) to 1.75% and 1.50% of the average daily net assets of the Fund's Class A shares and Class I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years from the date the Adviser waived any payment or reimbursed any expense, if such recoupment can be achieved within the foregoing expense limits.

Expenses not expressly assumed by the Adviser under the Advisory Agreement are paid by the Fund. Under the terms of the Advisory Agreement, the Fund is responsible for the payment of the following expenses among others: (a) the fees payable to the Adviser, (b) the fees and expenses of Trustees who are not affiliated persons of the Adviser, Sub-Adviser or Distributor (as defined under the section entitled ("The Distributor") (c) the fees and certain expenses of the Custodian (as defined under the section entitled "Custodian") and Transfer and Dividend Disbursing Agent (as defined under the section entitled "Transfer Agent"), including the cost of maintaining certain required records of the Fund and of pricing the Fund's shares, (d) the charges and expenses of legal counsel and independent accountants for the Fund, (e) brokerage commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions, (f) all taxes and corporate fees payable by the Fund to governmental agencies, (g) the fees of any trade association of which the Fund may be a member, (h) the cost of fidelity and liability insurance, (i) the fees and expenses involved in registering and maintaining registration of the Fund and of shares with the SEC, qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes, (j) all expenses of shareholders and Trustees' meetings (including travel expenses of trustees and officers of the Trust who are not directors, officers or employees of the Adviser or the Sub-Adviser) and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to the shareholders and (k) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business.

SUB-ADVISER: KBK Capital Management, LLC, 55 SE 2nd Avenue, Delray Beach, FL 33444, serves as the Fund's investment Sub-Adviser (the "Sub-Adviser"). The Sub-Adviser is registered with the SEC as an investment Adviser under the Investment Advisers Act of 1940, as amended. The Sub-Adviser is a Delaware Limited Liability Company formed in 2016. Kevin Bush controls the Sub-Adviser because he is the indirect majority owner of its membership interests.

Pursuant to the sub-advisory agreement between the Adviser and the Sub-Adviser, the Adviser has appointed the Sub-Adviser to act as investment Sub-Adviser and to assist in the management of the Fund's assets, subject to the supervision and discretion of the Adviser and the authority of the Board of Trustees. The sub-advisory fee is paid by the Adviser, not the Fund.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Fund may enter into contracts that may contain a variety of representations and warranties and provide general indemnifications. The Fund's maximum exposure under these arrangements is dependent on future claims that may be made against the Fund and, therefore, cannot be estimated; however, management considers the risk of loss from such claims to be remote.

5. ORGANIZATIONAL AND OFFERING COSTS

The Fund expenses organization costs as incurred. Offering costs include state registration fees and legal fees regarding the preparation of the initial registration statement. Offering costs are accounted for as deferred costs until operations begin. Offering costs are then amortized to expense over twelve months on a straight-line basis. These organization and offering expenses will be advanced by the Adviser and the Adviser has agreed to reimburse the Fund for these expenses, subject to potential recovery (see Note 3). Organizational costs which are subject to reimbursement by the Adviser are presented in the Statement of Assets and Liabilities as a receivable from Adviser. The total amount of the organization costs and offering costs incurred by the Fund is estimated at approximately $45,126 and $19,907, respectively.

Appendix A
Sub-Adviser Proxy Voting Policies and Procedures

Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended ("**Advisers Act**") requires each investment adviser that exercises voting authority over client proxies to adopt policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of clients, to disclose to clients information about those policies and procedures, and to disclose to clients how they may obtain information on how the adviser has voted those proxies.

As part of its investment management duties, KBK Capital Management LLC ("KBK") may have the authority to vote proxies relating to certain securities on behalf of the Funds it manages.

GENERAL POLICY

It is KBK's general policy to vote proxies in a prudent and diligent manner intended to enhance the economic value of the assets of the Fund, taking into account relevant factors such as (i) investment horizon / effect on liquidity, (ii) contractual obligations, (iii) the impact on the value of the securities, (iv) the anticipated costs and benefits associated with the proposal, and (v) customary industry and business practices.

SPECIFIC POLICIES

Routine Matters

Routine matters are typically proposed by the company's management, directors, general partners, managing members or trustees (collectively, the "**Management**") and meet the following criteria: (i) they do not measurably change the structure, management, control or operation of the company; (ii) they do not measurably change the terms of, or fees or expenses associated with, an investment in the company; and (iii) they are consistent with customary industry standards and practices, as well as the laws of the state of incorporation applicable to the company.

For routine matters, KBK will generally vote in accordance with the recommendation of Management, as applicable, unless, in KBK's opinion, such recommendation is not in the best interests of the Funds.

Routine matters include, but are not necessarily limited to, the following:

- Electing directors (except in cases of merger and takeover contests);

- Increasing or decreasing the number of directors;
- Appointing independent auditors;
- A corporate name change;
- Approving incentive compensation plans (except in unusual cases);
- Stock option plans;
- Increasing the number of authorized shares (except for excessive increases);
- Stock splits (not reverse splits);
- Amending articles of incorporation or by-laws to coincide with changes in local or federal laws and regulations;
- Changing the date or time of annual meetings;
- Canceling preemptive rights to provide greater financing flexibility and reduce expenses, or opposing re-establishing preemptive rights to subscribe to new security issues; and
- Insurance and liability issues that involve protecting directors and officers from exposure to unreasonable personal liability arising from serving as a director.

Non-Routine Matters

Non-routine matters involve a variety of issues and may be proposed by a company's Management or beneficial owners (i.e., shareholders, members, partners, etc. (collectively, the "**Owners**")). These proxies may involve one or more of the following: (i) a measurable change in the structure, management, control or operation of the company; (ii) a measurable change in the terms of, or fees or expenses associated with, an investment in the company; or (iii) a change that is inconsistent with industry standards and/or the laws of the state of incorporation applicable to the company.

All non-routine matters will be voted on a case-by-case basis pursuant to the General Policy noted previously herein. Matters that are considered non-routine include, but are not necessarily limited to, the following:

- Cumulative voting for directors;
- Establishing or amending various forms of incentive compensation plans and retirement or severance benefits for key employees;
- Management proposals for protective barriers to take-over and merger offers, such as large increases in the amount of stock authorized but not issued, blank check preferred stock, compensation that would act to reward Management as a result of a takeover attempt, fixed price amendments, and greenmail provisions;
- Excessive increases in authorized shares;
- Reincorporating under the laws of a different state;
- Merger or consolidation of legally independent companies or subsidiaries;
- Proposal to prohibit, arbitrarily restrict, or excessively increase charitable contributions;

- Proposals to rotate the site of the annual meeting among difference cities;
- Proposals to establish a nominating committee of the board of directors;
- Proposals to require Management of directors to own specified numbers of shares
- Proposals to prohibit re-election of outside directors after a fixed term of service or imposition of a mandatory retirement age;
- Proposals to prohibit one person from holding multiple corporate offices at the same time;
- Proposals to report on the fees paid to the independent auditors;
- Proposals to submit option plans, incentive compensation plans and company-contributory savings and investment plans to shareholders for approval;
- Proposals to provide confidential voting of proxies or to require special reporting of the procedures for tallying proxy votes or the number of unmarked proxies voted on management and shareholder proposals;
- Proposals to prohibit business dealings with foreign countries;
- Proposals to proclaim political non-partisanship; to prohibit political contributions; to report on past government affiliations of employees or outside contractors; and to report on "lobbying" activities; and
- Proposals for special reports on various aspects of the business.

All Other Matters
All other decisions regarding proxies will be determined on a case-by-case basis taking into account the General Policy, as set forth above.

Abstaining from Voting or Affirmatively Not Voting
KBK may abstain from voting proxies in the event that the Fund's economic interest in the matter being voted upon is limited relative to the Fund's overall portfolio or the impact of the Fund's vote will not have an effect on its outcome or on the Fund's economic interests.

CONFLICTS OF INTEREST
Prior to exercising its voting authority, the Company, in consultation with senior professionals, the Chief Compliance Officer and outside counsel, as appropriate, reviews the relevant facts and determines whether or not a material conflict of interest may arise due to business, personal or family relationships of the Company, its owners, its employees or its affiliates, with Persons having an interest in the outcome of the vote. If a material conflict exists, the Company takes steps to ensure that its voting decision is based on the best interests of the client and is not a product of the conflict. The Company may, at its discretion, (A) seek the advice of the applicable advisory board of a Fund in voting such security (if any); (B) disclose the conflict of interest to the

client or the applicable advisory board of a Fund and defer to the client's voting recommendation; (C) defer to the voting recommendation of an independent third party provider of proxy voting services; and/or (D) take such other action in good faith (in consultation with the Company's outside counsel, if necessary) which would serve the best interest of the client. Depending on the particular circumstances involved, the appropriate resolution of one conflict of interest may differ from the resolution of another conflict of interest, even though the general facts underlying both conflicts may be similar (or identical).

Disclosure Information
The Company will deliver to each client upon written request a complete copy of its Proxy Voting Policies and Procedures and/or information on how it voted proxies for the applicable client or Fund account.

PART C
OTHER INFORMATION

Item 28. Financial Statements and Exhibits.

(a) Articles of Incorporation.

(i) Registrant's Agreement and Declaration of Trust, filed as an exhibit to the Registrant's Registration Statement on March 3, 2017, is hereby incorporated by reference.

(ii) Registrant's Certificate of Trust, filed as an exhibit to the Registrant's Registration Statement on March 3, 2017, is hereby incorporated by reference.

(b) By-Laws. Registrant's By-Laws, filed as an exhibit to the Registrant's Registration Statement on March 3, 2017, is hereby incorporated by reference.

(c) Instruments Defining Rights of Security Holder. None other than in the Declaration of Trust and By-Laws of the Registrant.

(d) Investment Advisory Contracts.

(i) Management Agreement between Registrant and Second Nature Investments, LLC is filed herewith.

(ii) Sub-Advisory Agreement between Second Nature Investments, LLC and KBK Capital Management LLC is filed herewith.

(e) Underwriting Contracts. Distribution Services Agreement between Registrant and Arbor Court Capital LLC is filed herewith.

(f) Bonus or Profit Sharing Contracts. None.

(g) Custodial Agreement. Custody Agreement between the Registrant and U.S. Bank is filed herewith.

(h) Other Material Contracts.

(i) Accounting Services Agreement between Registrant and Mutual Shareholder Services LLC is filed herewith.

(ii) Transfer Agent Agreement between Registrant and Mutual Shareholder Services LLC is filed herewith.

(iii) Expense Limitation Agreement between Registrant and Second Nature Investments, LLC is filed herewith.

(iv) Chief Compliance Officer Agreement between Registrant and Clarity Audit Group is filed herewith.

(v) Form of Selling Agreement is filed herewith.

(i) Legal Opinion. Legal Opinion and Consent of Thompson Hine LLP is filed herewith.

(j) Other Opinions. Consent of Independent Registered Public Accounting Firm, Sanville & Co., is filed herewith.

(k) Omitted Financial Statements. None.

(l) Initial Capital Agreements. Initial Capital Agreement between the Registrant and Initial Investor is filed herewith.

(m) Rule 12b-1 Plan. Plan of Distribution Pursuant to Rule 12b-1 for Class A shares is filed herewith.

(n) Rule 18f-3 Plan. Rule 18f-3 Plan is filed herewith.

(o) Reserved.

(p) Code of Ethics.

(i) Code of Ethics for Registrant is filed herewith.

(ii) Code of Ethics for Arbor Court Capital, LLC is filed herewith.

(iii) Code of Ethics for Second Nature Investments, LLC is filed herewith.

(iv) Code of Ethics for KBK Capital Management, LLC is filed herewith.

(q) Powers of Attorney. Powers of Attorney for the Registrant, and a certificate with respect thereto, and each trustee and executive officer is filed herewith.

Item 29. Control Persons. None.

Item 30. Indemnification.

Reference is made to Article VIII of the Registrant's Agreement and Declaration of Trust Instrument which was filed as an exhibit to the Registrant's Registration Statement on March 10, 2017; and Section 11 of the Advisor Agreement filed herewith as Exhibit

28(d)(i); Section 11 of the Sub-Advisor Agreement filed herewith as Exhibit 28(d)(ii); Section 10 of the Distribution Agreement filed herewith as Exhibit 28(e); Section 10 of the Custody Agreement filed herewith as Exhibit 28(g); Section 5 of the Transfer Agent Agreement filed herewith as Exhibit 28(h)(ii) and Section 6 of the Chief Compliance Agreement, filed herewith as Exhibit 28(h)(iv). The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31. Activities of Investment Advisor.

Certain information pertaining to the business and other connections of each adviser of each series of the Trust is incorporated herein by reference to the section of the respective Prospectus captioned "Investment Adviser" and to the section of the respective Statement of Additional Information captioned "Investment Advisory and Other Services." The information required by this Item 31 with respect to each director, officer or partner of each adviser is incorporated by reference to each adviser's Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission ("SEC"). Each adviser's Form ADV may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov, and may be requested by File No. as follows:

Second Nature Investments, LLC—File No. 801-_____

KBK Capital Management, LLC—File No. 801-111903

Item 32. Principal Underwriter.

(a) Arbor Court Capital, LLC, the principal underwriter to the Childhood Essentials Growth Fund also acts as principal underwriter for the following investment companies: Archer Investment Series Trust, The Avondale Funds, Frank Funds, Clark Fork Trust, Gator Series Trust, PSG Capital Management Trust, TCG Financial Services Trust, The Monteagle Funds, Ancora Trust, The MP63 Fund, Inc., and MSS Series Trust.

(b) Arbor Court Capital, LLC is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of Arbor Court Capital, LLC is 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147. To the best of Registrant's knowledge, the following are the members and officers of Arbor Court Capital, LLC:

Name	Positions and Officers with Underwriter	Positions and Offices with the Fund
Gregory B. Getts	President, Member, Financial Principal and CFO	None
David W. Kuhr	Chief Compliance Officer	None

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant, Adviser, and Sub-Adviser at the addresses stated in the Statement of Additional Information.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant certifies that the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of_____, State of _____, on the _____ day of ~~February~~April, 2018.

Second Nature Series Trust

By: _____
          John C. Oldham, President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities indicated on the 22nd day of November, 2017.

Signature	Title	Date
_____ John C. Oldham	Trustee, President, Secretary and Principal Executive Officer	
_____ Stephen Baker	Treasurer and Principal Financial Officer	
_____ F. Gerald Byrne	Trustee and Principal Accounting Officer	
_____ Paul Krishnan	Trustee	
_____ Kenneth C. Weimer	Trustee	

Exhibit Index

1.	Advisory Agreement	EX-99.28.d.i
2.	Sub-Advisory Agreement	EX-99.28.d.ii
3.	Underwriting Agreement	EX-99.28.e
4.	Custody Agreement	EX-99.28.g
5.	Accounting Services Agreement	EX-99.28.h.i
6.	Transfer Agent Agreement	EX-99.28.h.ii
7.	Expense Limitation Agreement	EX-99.28.h.iii
8.	Chief Compliance Officer Agreement	EX-99.28.h.iv

9.	Form of Selling Agreement	EX-99.28.h.v
10.	Legal Opinion and Consent	EX-99.28.i
11.	Auditor's Consent	EX-99.28.j
12.	Initial Capital Agreement	EX-99.28.l
14.	12b-1 Plan for Class A Shares	EX-99.28.m.i
15.	18f-3 Plan	EX-99.28.n
16.	Registrant's Code of Ethics	EX-99.28.p.i
17.	Distributor's Code of Ethics	EX-99.28.p.ii
18.	Advisor's Code of Ethics	EX-99.28.p.iii
19.	Sub-Advisor's Code of Ethics	EX-99.28.p.iv
20.	Powers of Attorney	EX-99.28.q